Form 10KSB, Exhibit 13
period 1998-09-30
PEOPLES FINANCIAL CORP \OH\
filed 1998-12-28
CIK 1011221

EXHIBIT 13

                          Peoples Financial Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



General

PFC was incorporated for the purpose of owning all of the outstanding shares of Peoples Federal after the Conversion. As a result, the discussion that follows focuses on Peoples Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of PFC and Peoples Federal should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto, included in the Annual Report.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Peoples Federal, and PFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and PFC's primary market area.

Without limiting the generality of the foregoing, some of the statements in the referenced sections of this discussion and analysis are forward looking and are, therefore, subject to such risks and uncertainties:

     1. Management's determination of the amount and adequacy of the allowance for loan losses set forth under "Financial Condition," "Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997" and "Comparison of Results of Operations for the Years Ended September 30, 1997 and 1996;"

     2. Management's analysis of interest rate risk set forth under "Asset and Liability Management;"

     3. Management's discussion of the liquidity of Peoples Federal's assets and the regulatory capital of Peoples Federal set forth under "Liquidity and Capital Resources;" and

     4. The discussion of the anticipated effect of legislation which may be enacted set forth under "Charter Unification Legislation."

     5.   Management's   determination  of  the  effect  of  recent   accounting
          pronouncements.

     6. Management's determination of the effects of the year 2000 on PFC's information technology systems.

Discussion of Changes in Financial Condition from September 30, 1997 to September 30, 1998

PFC's consolidated assets totaled $86.3 million at September 30, 1998, an increase of $1.1 million, or 1.3%, over the $85.2 million total at September 30, 1997. The principal changes in the composition of assets during the year ended September 30, 1998, consisted of an increase in loans receivable, offset by decreases in interest-bearing deposits in other financial institutions and investment and mortgage-backed securities. This increase in assets was funded primarily through net increases of $1.0 million in borrowings and $137,000 in deposits, which were partially offset by a $293,000 decrease in shareholders' equity.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussions of Changes in Financial Condition from September 30, 1997 to September 30, 1998 (continued)

Interest-earning deposits in other financial institutions totaled $2.2 million at September 30, 1998, a decrease of $2.3 million from September 30, 1997. Investment securities and mortgage-backed securities totaled $16.8 million at September 30, 1998, as compared to $20.8 million at September 30, 1997, a decrease of $4.0 million, or 19.2%. Investment securities decreased due to sale of U.S. Government agency obligations and FHLMC common stock, maturities of FHLB certificates of deposit and municipal bonds, and principal repayments totaling $3.4 million, which were partially offset by purchases of $1.0 million.
Mortgage-backed securities decreased due to sales and principal repayments totaling $6.3 million, partially offset by purchases of $4.1 million. Such proceeds, coupled with excess liquidity, were principally used to fund the growth in the loan portfolio.

Loans receivable totaled $64.3 million at September 30, 1998, an increase of $7.7 million, or 13.6%, over the $56.6 million total at September 30, 1997. The increase was comprised of a $6.6 million increase in one- to four-family, home equity and construction loans, including a net decrease in undisbursed loans in process of $1.2 million. Multi-family and nonresidential real estate loans increased by $1.2 million while consumer and other loans decreased by $41,000.
Loan disbursements of $30.6 million were partially offset by principal repayments of $22.8 million during the year ended September 30, 1998. Fiscal 1997 loan disbursements totaled $28.7 million and principal repayments amounted to $16.3 million.

Peoples Federal's allowance for loan losses totaled $196,000 at September 30, 1998, compared to the fiscal 1997 allowance of $145,000. Nonperforming loans were $115,000 at September 30, 1998, compared to nonperforming loans of $2,000 and automobile loan pass-through certificates of $33,000 at September 30, 1997. The allowance for loan losses represented .29% and .23% of total loans at September 30, 1998 and 1997, respectively and 170.4% and 7250.0% of nonperforming loans on the same dates.

Management believes that the allowance for loan loss level at September 30, 1998 is appropriate based on the available facts and circumstances. There can be no assurance, however, that the allowance will be adequate to absorb actual loan losses during future periods. The amount of loan loss experienced may increase due to growth in the loan portfolio generally; increases in the amount of the portfolio consisting of higher risk loan types, such as nonresidential real estate loans, construction loans and consumer and other loans; economic changes locally or nationally, including changes in interest rates, employment rates and property values; and unexpected problems with specific loans. If additions to the allowance are necessary in future periods, such additions would reduce PFC's net earnings.

Deposits totaled $65.8 million at September 30, 1998, as compared to $65.7 million at September 30, 1997, an increase of $137,000, or .2%. Certificates of deposit increased by $1.7 million as a result of management's continuing efforts to increase deposits while maintaining the cost of funds at acceptable levels. Passbook and money market deposits decreased by $934,000 and NOW accounts decreased by $673,000 for the year.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussions of Changes in Financial Condition from September 30, 1997 to September 30, 1998 (continued)

At September 30, 1998, borrowings consisted of advances from the Federal Home Loan Bank of $4.0 million. No advances were outstanding at September 30, 1997. These funds were used primarily to fund the increase in loans. At September 30, 1997, borrowings consisted of a note payable to another financial institution of $3.0 million. The funds obtained from the borrowing in 1997 were used to partially fund the return of capital distribution and were repaid to the lender in October 1997.

Shareholders' equity totaled $15.0 million at September 30, 1998, a decrease of $293,000, or 1.9%, from September 30, 1997 levels. The decrease resulted primarily from purchases of treasury stock totaling $995,000 and dividends paid of $770,000, which were partially offset by net earnings of $918,000 and proceeds from the exercise of stock options of $76,000.

Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997

General

The operating results of PFC are affected by general economic conditions, the monetary and fiscal policies of U. S. Government agencies and the regulatory policies of agencies which regulate financial institutions. The net earnings of PFC and Peoples Federal are primarily dependent on net interest income, which is the difference between interest earned on loans and other interest-earning assets and interest expense incurred on deposits and borrowed funds.

Net earnings totaled $918,000 for the year ended September 30, 1998, an increase of $112,000 over net earnings of $806,000 recorded for fiscal 1997. The increase resulted from net gains on the sale of investment and mortgage-backed securities of $683,000 in 1998 compared to $15,000 in 1997, offset by a decrease in net interest income of $416,000, an increase of $30,000 in the provision for losses on loans, a decrease in other income of $8,000, an increase in general, administrative and other expense of $85,000 and an increase of $17,000 in the provision for federal income taxes.

Net Interest Income

Total interest income for the year ended September 30, 1998, amounted to $6.1 million, a decrease of $148,000, or 2.4%, from the $6.3 million recorded in fiscal 1997. Interest income from loans increased $814,000, or 20.4%. The increase resulted primarily from an $11.2 million increase in the weighted-average outstanding balance of loans receivable, partially offset by a 14 basis point (100 basis points equals one percent) decrease in weighted-average yield to 7.91% in 1998, from 8.05% in 1997. Interest income on mortgage-backed securities, investment securities and interest-earning deposits decreased by $962,000, or 42.7%. The decrease resulted primarily from a $15.0 million decrease in the average balance of such assets and an 84 basis point decrease in weighted-average yield on investment securities, partially offset by a 23 basis point increase in weighted-average yield on interest-earning deposits and a 17 basis point increase in weighted-average yield on mortgage-backed securities.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997 (continued)

Net Interest Income (continued)

Interest expense on deposits for the year ended September 30, 1998, totaled $3.2 million, an increase of $176,000, or 5.8%, over the $3.0 million recorded in fiscal 1997. This increase was due primarily to a $1.9 million increase in the weighted-average outstanding balance of deposits, coupled with an increase in the weighted-average interest rate paid of 13 basis points, to 4.94% in 1998, from 4.81% in 1997. Interest expense on borrowings increased to $96,000 in fiscal 1998 from $4,000 in fiscal 1997. Advances from the Federal Home Loan Bank were outstanding for approximately 5 months in fiscal 1998, with no advances in fiscal 1997, while the note payable was outstanding for less than a month during both years.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $416,000, or 13.0%, to $2.8 million for the year ended September 30, 1998. The interest rate spread increased to 2.53% in fiscal 1998, from 2.52% in fiscal 1997, while the net interest margin decreased to 3.42% in fiscal 1998, from 3.75% in fiscal 1997.

Provision for Losses on Loans

The provision for losses on loans totaled $42,000 for the year ended September 30, 1998, an increase of $30,000, or 250%, over the $12,000 provision recorded in fiscal 1997. The increase was recorded primarily because of growth in the loan portfolio in fiscal 1998. Management believes that the continuation of periodic increases in the allowance for loan losses based upon the inherent risk of loss related to loans, the increase in the outstanding portfolio balance, current and anticipated economic conditions as measured by leading economic indicators and local employment data, the level of nonperforming loans and past loss experience is prudent. There can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $712,000 for the year ended September 30, 1998, compared to $52,000 for fiscal 1997. The increase resulted from net gains on sale of securities during 1998 of $683,000, compared to net gains of $15,000 during 1997. Mortgage-backed and investment securities with a book value of $4.2 million and $10.0 million were sold during fiscal 1998 and 1997, respectively. Gains of $696,000 and losses of $13,000 were realized in 1998, while gains of $41,000 and losses of $26,000 were realized in 1997. Other operating income was greater in fiscal 1997 by $8,000, primarily due to mortgage loan late charges from a December 1996 collection. The remainder of other operating income is made up of service fees, safe deposit box rentals and service charges on negotiable order of withdrawal ("NOW") accounts.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.1 million for the year ended September 30, 1998, compared to $2.0 million for fiscal 1997, an increase of $85,000, or 4.2%.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997 (continued)

General, Administrative and Other Expense (continued)

Employee compensation and benefits increased by $104,000, or 9.8% in fiscal 1998, compared to fiscal 1997. Recording the first full year's cost of the Peoples Financial Corporation Recognition and Retention Plan ("RRP") and the change in average market value of PFC stock increased the expense of stock benefit plans by $79,000. Salaries and wages and directors' fees increased by $41,000 due to normal merit increases, hiring of additional personnel and deferral of a lesser amount of loan costs. The cost of the 401(k) benefit plan decreased by $32,000 as the Corporation's contributions were frozen during fiscal 1998 and the first half of fiscal 1997 and an excess provision was reversed during 1998. Other employment benefits increased $16,000 primarily due to increases in health insurance premium rates and payroll taxes on the first RRP distribution made in fiscal 1998.

The other significant change in general, administrative and other expense during fiscal 1998 was a decrease of $21,000, or 34.4% in federal deposit insurance premiums mostly due to decreased rates effective January 1, 1997.

Federal Income Taxes

The provision for federal income taxes totaled $453,000 for the year ended September 30, 1998, an increase of $17,000, or 3.9%, over the $436,000 provision recorded in fiscal 1997. The increase was primarily due to the increase in net earnings before taxes of $129,000, or 10.4%. PFC's effective tax rates were 33.0% for fiscal 1998 and 35.1% for fiscal 1997.

Comparison of Results of Operations for the Years Ended September 30, 1997 and 1996

General

Net earnings totaled $806,000 for the year ended September 30, 1997, an increase of $729,000, over net earnings of $77,000 recorded for fiscal 1996. The increase resulted primarily from an increase in net interest income of $965,000, a decrease of $93,000 in the provision for losses on loans, an increase in other income of $28,000 and a decrease in general, administrative and other expense of $58,000, including the effects of the $428,000 charge recorded in fiscal 1996 related to the Savings Association Insurance Fund ("SAIF") recapitalization assessment, which were partially offset by an increase of $415,000 in the provision for federal income taxes.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Comparison of Results of Operations for the Years Ended September 30, 1997 and 1996 (continued)

Net Interest Income

Total interest income for the year ended September 30, 1997, totaled $6.3 million, an increase of $621,000, or 11.0%, over the $5.6 million recorded in fiscal 1996. Interest income on loans increased by $691,000, or 20.9%. The increase resulted primarily from a $9.9 million increase in the weighted-average outstanding balance of loans receivable, partially offset by a 26 basis point (100 basis points equals one percent) decrease in weighted-average yield to 8.05% in 1997, from 8.31% in 1996. Interest income on mortgage-backed securities, investment securities and interest-earning deposits decreased by $70,000, or 3.0%. The decrease resulted primarily from a $2.4 million decrease in the average balance of such assets and a 54 basis point decrease in weighted-average yield on investment securities, partially offset by a 108 basis point increase in weighted-average yield on interest-earning deposits and a 21 basis point increase in weighted average yield on mortgage-backed securities.

Interest expense on deposits for the year ended September 30, 1997, totaled $3.0 million, a decrease of $348,000 from the $3.4 million recorded in fiscal 1996. This decrease was due primarily to a decrease in the weighted-average outstanding balance of deposits totaling $4.8 million, and a decrease in the weighted-average interest rate paid of 17 basis points, to 4.81% in 1997, from 4.98% in 1996.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $965,000, or 43.1%, to $3.2 million for the year ended September 30, 1997. The interest rate spread increased to 2.52% in fiscal 1997, from 2.25% in fiscal 1996, while the net interest margin increased to 3.75% in fiscal 1997, from 2.88% in fiscal 1996.

Provision for Losses on Loans

The provision for losses on loans totaled $12,000 for the year ended September 30, 1997, a decrease of $93,000, or 88.6%, from the $105,000 provision recorded in fiscal 1996. The decrease was primarily due to an additional provision of $100,000 recorded in the year ended September 30, 1996, because of an increase in delinquent loans during that year. These loans were partially repaid in fiscal 1996 and paid in full in December 1996. Management believes that the continuation of periodic increases in the allowance for loan losses based upon the inherent risk of loss related to loans, the increase in the outstanding portfolio balance, current and anticipated economic conditions as measured by leading economic indicators and local employment data, the level of nonperforming loans and past loss experience is prudent.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Comparison of Results of Operations for the Years Ended September 30, 1997 and 1996 (continued)

Other Income

Other income totaled $52,000 for the year ended September 30, 1997, compared to $24,000 for fiscal 1996. The increase resulted primarily from a net gain on sale of securities during 1997. Mortgage-backed and investment securities with a book value of $10.0 million were sold during fiscal 1997. Gains of $41,000 and losses of $26,000 were realized. No securities were sold in fiscal 1996. Other operating income increased by $13,000, consisting primarily of increases in service fees, safe deposit box rentals, service charges on negotiable order of withdrawal ("NOW") accounts and mortgage loan late charges.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.0 million for the year ended September 30, 1997, compared to $2.1 million for fiscal 1996, a decrease of $58,000, or 2.8%. Federal deposit insurance premiums decreased by $520,000. A one-time assessment to recapitalize the SAIF totaling $428,000 was recorded in September 1996, while the $92,000 remainder of the decrease was due to lower quarterly premium rates in fiscal 1997.

Employee compensation and benefits increased by $267,000, or 33.8% in fiscal 1997, compared to fiscal 1996. Recording the first full year's cost of stock benefit plans increased expense by $248,000. Salaries and wages increased by $48,000 due to normal merit increases and additional hours worked. Cost of the 401(k) benefit plan decreased by $37,000 as the Corporation's contributions were frozen during the first half of fiscal 1997.

Other expense increases during fiscal 1997 were $105,000 in franchise taxes, based on increased capital from the Conversion and $84,000 in other operating expenses, primarily from costs of compliance reporting requirements of a publicly traded corporation, modification of an employee benefit plan and operation of PFC.

Federal Income Taxes

The provision for federal income taxes totaled $436,000 for the year ended September 30, 1997, an increase of $415,000 over the $21,000 provision recorded in fiscal 1996. The increase was primarily due to the increase in net earnings before taxes of $1.1 million. PFC's effective tax rates were 35.1% for fiscal 1997 and 21.4% for fiscal 1996.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents certain information relating to PFC and Peoples Federal's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

                                                                                                  Year ended September 30,
                                                                       1998                                 1997
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/    Yield/
                                                           balance       paid     rate           balance       paid    rate
                                                                                                   (Dollars in thousands)
Interest-earning assets:
  Interest-bearing deposits                                $ 3,443     $  199         5.78%      $ 5,806     $  322        5.55%
  Investment securities                                      4,850        222         4.58         8,255        448        5.42
  Mortgage-backed and related securities                    12,413        870         7.01        21,674      1,483        6.84
  Loans receivable (1)                                      60,876      4,814         7.91        49,717      4,000        8.05
                                                            ------      -----       ------        ------      -----      ------
            Total interest-earning assets                   81,582      6,105         7.48        85,452      6,253        7.32

Non-interest-earning assets
  Cash and amounts due from depository institutions            273                                   269
  Premises and equipment, net                                1,403                                 1,463
  Other non-earning assets                                     401                                   640
                                                            ------                                ------

         Total assets                                      $83,659                               $87,824
                                                            ======                                ======

Interest-bearing liabilities:
  NOW accounts                                             $ 1,698         22         1.30       $ 1,536         18        1.17
  Money market accounts                                      2,590         62         2.39         2,708         57        2.10
  Passbook savings accounts                                 10,799        217         2.01        12,026        241        2.00
  Certificates of deposit                                   50,013      2,918         5.83        46,941      2,727        5.81
  Borrowings                                                 1,814         96         5.29           250          4        1.60
                                                            ------      -----       ------        ------      -----      ------

         Total interest-bearing liabilities                 66,914      3,315         4.95        63,461      3,047        4.80
                                                                        -----       ------                    -----      ------

Non-interest-bearing liabilities                             1,432                                 1,435
                                                            ------                                ------
         Total liabilities                                  68,346                                64,896

Shareholders' equity                                        15,313                                22,928
                                                            ------                                ------

         Total liabilities and shareholders' equity        $83,659                               $87,824
                                                            ======                                ======

Net interest income; interest rate spread                              $2,790         2.53%                  $3,206        2.52%
                                                                        =====       ======                    =====      ======


Net interest margin (net interest income as a percent
  of average interest-earning assets)                                                 3.42%                                3.75%
                                                                                    ======                               ======


Average interest-earning assets to average
 interest-bearing liabilities                                                       121.92%                              134.65%
                                                                                    ======                               ======



                                                           Year ended September 30,
                                                                     1996
                                                         Average   Interest
                                                     outstanding    earned/      Yield/
                                                         balance       paid      rate

Interest-earning assets:
  Interest-bearing deposits                              $ 7,130     $  319       4.47%
  Investment securities                                    7,292        435       5.96
  Mortgage-backed and related securities                  23,671      1,569       6.63
  Loans receivable (1)                                    39,844      3,309       8.31
                                                          ------      -----      -----
            Total interest-earning assets                 77,937      5,632       7.23

Non-interest-earning assets
  Cash and amounts due from depository institutions          250
  Premises and equipment, net                              1,517
  Other non-earning assets                                   565
                                                          ------

         Total assets                                    $80,269
                                                          ======

Interest-bearing liabilities:
  NOW accounts                                           $ 1,431         18       1.26
  Money market accounts                                    3,402         87       2.56
  Passbook savings accounts                               13,958        326       2.34
  Certificates of deposit                                 49,249      2,960       6.01
  Borrowings                                                  -          -           -
                                                          ------      -----      -----

         Total interest-bearing liabilities               68,040      3,391       4.98
                                                                      -----      -----

Non-interest-bearing liabilities                           1,032
                                                          ------
         Total liabilities                                69,072

Shareholders' equity                                      11,197
                                                          ------

         Total liabilities and shareholders' equity      $80,269
                                                          ======

Net interest income; interest rate spread                            $2,241       2.25%
                                                                      =====     ======


Net interest margin (net interest income as a percen
  of average interest-earning assets)                                             2.88%
                                                                                ======
Average interest-earning assets to average
 interest-bearing liabilities                                                   114.55%
                                                                                ======

(1) Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected PFC and Peoples Federal's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                                         Year ended September 30,
                                                            1998 vs. 1997                        1997 vs. 1996
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                               (In thousands)
Interest income attributable to:
  Interest-earnings deposits                          $(136)     $  13      $(123)          $ (73)     $  76     $    3
  Investment securities                                (156)       (70)      (226)             52        (39)        13
  Mortgage-backed and related securities               (648)        35       (613)           (136)        50        (86)
  Loans receivable                                      882        (68)       814             794       (103)       691
                                                      -----      -----      -----             ---        ---        ---
     Total interest income                              (58)       (90)      (148)            637        (16)       621
                                                      -----      -----      -----             ---        ---        ---

Interest expense attributable to:
  NOW accounts                                            2          3          5               1         (2)        (1)
  Money market accounts                                  (3)         7          4             (14)       (15)       (29)
  Passbook savings accounts                             (25)         1        (24)            (39)       (46)       (85)
  Certificates of deposit                               179         12        191            (134)       (99)      (233)
  Borrowings                                             83          9         92               4         -           4
                                                      -----      -----      -----             ---        ---        ---
     Total interest expense                             236         32        268            (182)      (162)      (344)
                                                      -----      -----      -----             ---        ---        ---

Increase (decrease) in net interest income            $(294)     $(122)     $(416)           $819       $146       $965
                                                      =====      =====      =====             ===        ===        ===

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Asset and Liability Management

Peoples Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Peoples Federal uses the Net Portfolio Value ("NPV") methodology adopted by the OTS as part of its capital regulations. Although Peoples Federal is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology can illustrate Peoples Federal's degree of interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

At September 30, 1998, 2% of the present value of Peoples Federal's assets was approximately $1.8 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $3.4 million at September 30, 1998, Peoples Federal would have been required to deduct approximately $865,000 (50% of the approximate $1.7 million difference) from its capital in determining whether Peoples Federal met its risk-based capital requirement. Regardless of such reduction, however, Peoples Federal's risk-based capital at September 30, 1998, would still have exceeded the regulatory requirement by $6.8 million.

Presented below, as of September 30, 1998, is an analysis of Peoples Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Peoples Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Peoples Federal's strong capital position.

As illustrated in the table, Peoples Federal's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. At September 30, 1998, fixed-rate loans constituted 84.5% of Peoples Federal's loan portfolio. In addition, because Peoples Federal has only recently begun to originate loans in

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Asset and Liability Management (continued)

accordance with traditional secondary market guidelines, the sale of fixed rate loans may be difficult. As a result, in a rising interest rate environment, the amount of interest Peoples Federal would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Peoples Federal would pay on its deposits would increase rapidly because Peoples Federal's deposits generally have shorter periods of repricing. Assumptions in calculating the amounts in this table are OTS assumptions.

                                                                    September 30, 1998
Change in interest rate        Board limit                    $ Change              % Change
   (Basis Points)               % change                       in NPV                in NPV
                                                           (In thousands)
        +300                       (75)%                     $(5,668)                (40)%
        +200                       (45)                       (3,494)                (25)
        +100                       (25)                       (1,578)                (11)
          -                         -                             -                   -
        -100                        25                         1,177                   8
        -200                        45                         2,500                  18
        -300                        75                         4,138                  29

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

If interest rates rise, Peoples Federal's net interest income will be negatively
affected.   Moreover,  rising  interest  rates  may  negatively  affect  Peoples
Federal's earnings due to diminished loan demand.

Liquidity and Capital Resources

Peoples Federal's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Peoples Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. Peoples Federal maintains investments in liquid assets based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) the yield available on short-term liquid assets and (4) the objectives of the asset/liability management program.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Liquidity and Capital Resources (continued)

OTS regulations at September 30, 1998, required Peoples Federal to maintain an average daily balance of cash, investments in United States Treasury and agency securities and other investments having maturities of five years or less in an amount equal to 4% of the sum of Peoples Federal's average daily balance of net withdrawable deposit accounts. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Peoples Federal may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 1998, Peoples Federal's regulatory liquidity ratio was 23.8%. At such date, Peoples Federal had commitments to originate loans totaling $3.2 million and, in addition, had undisbursed loans in process of $4.1 million. At September 30, 1998, Peoples Federal had no commitments to purchase or sell loans. Peoples Federal considers its liquidity and capital sufficient to meet its outstanding short- and long-term needs. At September 30, 1998, Peoples Federal had no material commitments for capital expenditures.

PFC's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by PFC's operating, investing and financing activities. These activities are summarized below for the years ended September 30, 1998, 1997 and 1996:

                                                                 Year ended September 30,
                                                     1998              1997             1996
                                                                 (In thousands)
Net earnings                                       $  918           $   806          $    77

Adjustments to reconcile net earnings to
  net cash from operating activities                  511              (289)             466
                                                    -----            ------           ------

Net cash from operating activities                  1,429               517              543

Net cash from investing activities                 (3,239)           (2,803)          (1,272)

Net cash from financing activities                   (552)           (5,464)          11,398
                                                    -----            ------           ------

Net change in cash and cash equivalents            (2,362)           (7,750)          10,669

Cash and cash equivalents at
  beginning of year                                 4,783            12,533            1,864
                                                    -----            ------           ------

Cash and cash equivalents at end
  of year                                          $2,421           $ 4,783          $12,533
                                                    =====            ======           ======


                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Liquidity and Capital Resources (continued)

Peoples Federal is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement to 4% or 5%, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Peoples Federal includes a general loan loss allowance of $196,000 at September 30, 1998.

Peoples Federal exceeded all of its regulatory capital requirements at September 30, 1998. The following table summarizes Peoples Federal's regulatory capital requirements and regulatory capital at September 30, 1998:

                                                                               Excess of
                                                                           regulatory capital
                                                                              over current           Applicable
                        Regulatory capital        Current requirement          requirement                asset
                        Amount      Percent       Amount      Percent       Amount       Percent          total
                                                        (Dollars in thousands)
Tangible capital       $10,947        13.0%       $1,267         1.5%       $9,680        11.5%         $84,469

Core capital            10,947        13.0         2,534         3.0         8,413        10.0           84,469

Risk-based capital      11,143        26.0         3,433         8.0         7,710        18.0           42,915



                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Effect of Recent Accounting Pronouncements

In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during fiscal 1998 without material effect on PFC's consolidated financial position or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Effect of Recent Accounting Pronouncements (continued)

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on PFC's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on PFC's financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on PFC's financial statements.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Charter Unification Legislation

The deposit accounts of Peoples Federal and other savings associations are insured up to applicable limits by the FDIC in the SAIF. Legislation to recapitalize the SAIF was enacted on September 30, 1996. Such legislation provided that the SAIF will be merged into the Bank Insurance Fund if there are no remaining federal savings associations. Such legislation also requires the Department of Treasury to submit a report to Congress on the development of a common charter for all financial institutions.

Pursuant to such legislation, Congress may eliminate the OTS, and Peoples Federal may be regulated under federal law as a bank or may be required to change its charter. Such change in regulation or charter would likely change the range of activities in which Peoples Federal may engage and would probably subject Peoples Federal to more regulation by the FDIC. In addition, Peoples Federal might become subject to a different form of holding company regulation, which may limit the activities in which PFC may engage, and subject PFC to other additional regulatory requirements, including separate capital requirements. At this time, PFC cannot predict when or whether Congress may actually pass legislation regarding PFC's and Peoples Federal's regulatory requirements or charter. Although such legislation may change the activities in which either PFC and Peoples Federal may engage, it is not anticipated that the current activities of both PFC and Peoples Federal will be materially affected by those activity limits.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require PFC to measure financial position and results of operations in terms of historical dollars with the exception of investment and mortgage-backed securities available-for-sale, which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Year 2000 Compliance Matters

As with most providers of financial services, Peoples Federal's operations are heavily dependent on information technology systems. Peoples Federal is addressing the potential problems associated with the possibility that the computers that control or operate Peoples Federal's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Peoples Federal is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

PFC's primary data processing applications are handled by a third-party service bureau which has advised PFC that is has transferred to a fully year 2000-compliant processing system that will be fully tested by January 1, 1999. Management has also reviewed PFC's ancillary equipment and is in the process of providing the appropriate remedial measures without material cost.

As a result of the foregoing, PFC has not identified any material specific expenses that are reasonably likely to be incurred by Peoples Federal in connection with this issue and does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that Peoples Federal is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make Peoples Federal's current systems, programs and equipment year 2000 compliant, PFC's net earnings and financial condition could be adversely affected.

While Peoples Federal is endeavoring to ensure that its computer-dependent operations are year 2000 compliant, no assurance can be given that some year 2000 problems will not occur. Peoples Federal has developed a Year 2000 contingency/business resumption plan which calls for manual posting of customers' accounts and passbooks. Under the plan, general ledger accounts and other company records will also be posted manually. Management believes manual posting is possible due to the size of Peoples Federal, the relative simplicity of products and records, the number of personnel available to participate in the additional record keeping and the fact that all loan and deposit accounts, except NOW accounts and Home Equity Line of Credit loans are passbook accounts.

In addition to possible expense related to its own systems, PFC could incur losses if year 2000 issues adversely affect Peoples Federal's depositors or borrowers. Such problems could include delayed loan payments due to year 2000 problems affecting any significant borrowers or impairing the payroll systems of large employers in Peoples Federal's primary market area. Because Peoples Federal's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and Peoples Federal's primary market area is not significantly dependent upon one employer or industry, Peoples Federal does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Peoples Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Peoples Financial Corporation as of September 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years ended September 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Financial Corporation as of September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.



GRANT THORNTON LLP


Cincinnati, Ohio
November 19, 1998

                          Peoples Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


         ASSETS                                                               1998                1997
Cash and due from banks                                                    $   269             $   343
Interest-earning deposits in other financial institutions                    2,152               4,440
                                                                            ------              ------
         Cash and cash equivalents                                           2,421               4,783

Investment securities designated as available
  for sale - at market                                                       2,591               3,291
Investment securities - at cost, approximate market value
  of $1,045 and $2,025 as of September 30, 1998 and 1997                       967               1,973
Mortgage-backed securities designated as available for
  sale - at market                                                           8,859               8,657
Mortgage-backed securities - at amortized cost,
  approximate market value of $4,521 and $7,044
  as of September 30, 1998 and 1997                                          4,400               6,841
Loans receivable - net                                                      64,341              56,642
Office premises and equipment - at depreciated cost                          1,471               1,422
Stock in Federal Home Loan Bank - at cost                                      861                 802
Accrued interest receivable                                                    298                 316
Prepaid expenses and other assets                                               87                 479
                                                                            ------              ------

         Total assets                                                      $86,296             $85,206
                                                                            ======              ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                   $65,797             $65,660
Advances from the Federal Home Loan Bank                                     4,000                  -
Note payable                                                                    -                3,000
Other liabilities                                                              251                 326
Accrued federal income taxes                                                   329                  10
Deferred federal income taxes                                                  886                 884
                                                                            ------              ------
         Total liabilities                                                  71,263              69,880

Commitments                                                                     -                   -

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                     -                   -
  Common stock - authorized 6,000,000 shares without par or
    stated value; 1,491,012 shares issued                                       -                   -
  Additional paid-in capital                                                 7,287               7,165
  Retained earnings - restricted                                             9,927               9,779
  Unrealized gains on securities designated as available
    for sale, net of related tax effects                                     1,095               1,083
  Shares acquired by stock benefit plans                                    (1,097)             (1,416)
  Less 139,327 and 74,400 treasury shares, at cost                          (2,179)             (1,285)
                                                                            ------              ------
         Total shareholders' equity                                         15,033              15,326
                                                                            ------              ------

         Total liabilities and shareholders' equity                        $86,296             $85,206
                                                                            ======              ======



The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)


                                                            1998            1997         1996
Interest income
  Loans                                                   $4,814          $4,000       $3,309
  Mortgage-backed securities                                 870           1,483        1,569
  Investment securities                                      222             448          435
  Interest-bearing deposits and other                        199             322          319
                                                           -----           -----        -----

         Total interest income                             6,105           6,253        5,632

Interest expense
  Deposits                                                 3,219           3,043        3,391
  Borrowings                                                  96               4           -
                                                           -----           -----        -----
         Total interest expense                            3,315           3,047        3,391
                                                           -----           -----        -----


         Net interest income                               2,790           3,206        2,241

Provision for losses on loans                                 42              12          105
                                                           -----           -----        -----

         Net interest income after
           provision for losses on loans                   2,748           3,194        2,136

Other income
  Gain on sale of investment and mortgage-backed
    securities designated as available for sale              683              15           -
  Other operating                                             29              37           24
                                                           -----           -----        -----
         Total other income                                  712              52           24

General, administrative and other expense
  Employee compensation and benefits                       1,161           1,057          790
  Occupancy and equipment                                    222             228          228
  Franchise taxes                                            230             227          122
  Federal deposit insurance premiums                          40              61          581
  Data processing                                             81              75           75
  Advertising                                                 33              37           31
  Other operating                                            322             319          235
                                                           -----           -----        -----
         Total general, administrative
           and other expense                               2,089           2,004        2,062
                                                           -----           -----        -----

         Earnings before income taxes                      1,371           1,242           98

Federal income taxes
  Current                                                    455             275          108
  Deferred                                                    (2)            161          (87)
                                                           -----           -----        -----
         Total federal income taxes                          453             436           21
                                                           -----           -----        -----

         NET EARNINGS                                     $  918          $  806       $   77
                                                           =====           =====        =====

         EARNINGS PER SHARE
           Basic                                            $.68            $.57          N/A
                                                             ===             ===          ===

           Diluted                                          $.67            $.57          N/A
                                                             ===             ===          ===

The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended September 30, 1998, 1997 and 1996
                       (In thousands, except share data)
                                                                                                   Unrealized
                                                                               Shares                gains on
                                                                             acquired              securities
                                                                Additional   by stock  Treasury    designated
                                                       Common      paid-in    benefit   shares,  as available   Retained
                                                        stock      capital      plans   at cost      for sale   earnings    Total
Balance at October 1, 1995                                $-       $    -     $    -     $   -      $  504       $9,378    $ 9,882

Reorganization to common stock form and issuance
  of shares in connection therewith - net                  -        14,203       (597)       -          -            -      13,606
Net earnings for the year ended September 30, 1996         -            -          -         -          -            77         77
Unrealized gains on securities designated as available
  for sale, net of related tax effects                     -            -          -         -         141           -         141
                                                           --       ------     ------    ------      -----        -----     ------

Balance at September 30, 1996                              -        14,203       (597)       -         645        9,455     23,706

Return of capital distribution to shareholders             -        (7,083)        -         -          -            -      (7,083)
Purchase of shares for stock benefit plan                  -            -        (919)       -          -            -        (919)
Purchase of treasury shares                                -            -          -     (1,285)        -            -      (1,285)
Amortization expense of stock benefit plan                 -            45        100        -          -            -         145
Dividends of $.325 per share                               -            -          -         -          -          (482)      (482)
Net earnings for the year ended September 30, 1997         -            -          -         -          -           806        806
Unrealized gains on securities designated as available
  for sale, net of related tax effects                     -            -          -         -         438           -         438
                                                           --       ------     ------    ------     ------        -----     ------

Balance at September 30, 1997                              -         7,165     (1,416)   (1,285)     1,083        9,779     15,326

Issuance of shares under stock option plan                 -           (25)        -        101         -            -          76
Purchase of treasury shares                                -            -          -       (995)        -            -        (995)
Amortization expense of stock benefit plans                -           147        319        -          -            -         466
Dividends of $.55 per share                                -            -          -         -          -          (770)      (770)
Net earnings for the year ended September 30, 1998         -            -          -         -          -           918        918
Unrealized gains on securities designated as available
  for sale, net of related tax effects                     -            -          -         -          12           -          12
                                                           --        -----     ------    ------      -----        -----     ------

Balance at September 30, 1998                             $-       $ 7,287    $(1,097)  $(2,179)    $1,095       $9,927    $15,033
                                                           ==        =====     ======    ======      =====        =====     ======



The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                           1998            1997           1996
Cash flows from operating activities:
  Net earnings for the year                                             $   918         $   806        $    77
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investments and mortgage-backed securities - net                       20              36             64
    Gain on sale of investment and mortgage-backed
      securities designated as available for sale                          (683)            (15)            -
    Amortization of deferred loan origination (fees) costs                  (32)             (9)            29
    Depreciation and amortization                                            98             102             95
    Provision for losses on loans                                            42              12            105
    Amortization expense of stock benefit plans                             466             145             -
    Recovery of loss on investments                                           9              -              -
    Federal Home Loan Bank stock dividends                                  (60)            (54)           (62)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                            18              81            (22)
      Prepaid expenses and other assets                                     392            (384)            (3)
      Other liabilities                                                     (91)           (347)           345
      Accrued interest payable                                               15               5              3
      Federal income taxes
        Current                                                             319             (22)            (1)
        Deferred                                                             (2)            161            (87)
                                                                         ------          ------         ------
         Net cash provided by operating activities                        1,429             517            543

Cash flows provided by (used in) investing activities:
  Purchase of mortgage-backed securities designated
    as available for sale                                                (4,085)         (3,498)        (2,243)
  Proceeds from sale of mortgage-backed securities
    designated as available for sale                                      1,998           6,501             -
  Principal repayments on mortgage-backed securities                      4,348           4,616          5,090
  Purchase of investment securities designated as available
    for sale                                                               (999)         (1,500)        (3,502)
  Proceeds from sale of investment securities designated
    as available for sale                                                 2,211           3,499             -
  Purchase of investment securities designated as
    held to maturity                                                         -           (2,000)        (1,000)
  Principal repayments and maturities of investment securities            1,153           1,967          6,770
  Loan principal repayments                                              22,834          16,323          8,805
  Loan disbursements                                                    (30,552)        (28,702)       (15,125)
  Purchase of office premises and equipment                                (147)             (9)           (67)
                                                                         ------          ------         ------
         Net cash used in investing activities                           (3,239)         (2,803)        (1,272)
                                                                         ------          ------         ------

         Net cash used in operating and investing
           activities (balance carried forward)                          (1,810)         (2,286)          (729)
                                                                         ------          ------         ------


                          Peoples Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)


                                                                      1998            1997           1996
         Net cash used in operating and investing
           activities (balance brought forward)                    $(1,810)        $(2,286)       $  (729)


Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                          137           1,305         (2,208)
  Proceeds from note payable                                            -            3,000             -
  Repayment of note payable                                         (3,000)             -              -
  Proceeds from Federal Home Loan Bank advances                      4,000              -              -
  Return of capital distribution on common stock                        -           (7,083)            -
  Purchase of treasury shares                                         (995)         (1,285)            -
  Purchase of shares for stock benefit plans                            -             (919)            -
  Dividends paid on common stock                                      (770)           (482)            -
  Proceeds from exercise of stock options                               76              -              -
  Net proceeds from the issuance of common stock                        -               -          13,606
                                                                    ------          ------         ------
         Net cash provided by (used in) financing activities          (552)         (5,464)        11,398
                                                                    ------          ------         ------

Net increase (decrease) in cash and cash equivalents                (2,362)         (7,750)        10,669

Cash and cash equivalents at beginning of year                       4,783          12,533          1,864
                                                                    ------          ------         ------

Cash and cash equivalents at end of year                           $ 2,421         $ 4,783        $12,533
                                                                    ======          ======         ======

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                           $   135        $    298        $   108
                                                                    =======        =======         ======

    Interest on deposits and borrowings                            $ 3,304        $  3,039        $ 3,387
                                                                    ======         =======         ======


Supplemental disclosure of noncash investing activities:
  Securities transferred to an available for sale classification
    in accordance with SFAS No. 115                                $    -         $     -         $14,855
                                                                    ======         =======         ======

  Unrealized gains on securities designated as
    available for sale, net of related tax effects                 $    12        $    438        $   141
                                                                    ======         =======         ======





The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    On October 16, 1995, the Board of Directors of Peoples  Federal  Savings and
    Loan Association of Massillon (the "Association") adopted a Plan of Conversion (the "Plan") whereby the Association would convert to the stock form of ownership, followed by the issuance of all of the Association's outstanding stock to a newly formed holding company, Peoples Financial Corporation (the "Corporation"). Pursuant to the Plan, the Corporation offered common shares for sale to certain depositors of the Association and members of the community. The conversion was completed on September 12, 1996, and resulted in the issuance of 1,491,012 common shares of the Corporation which, after consideration of offering expenses totaling approximately $707,000, and share purchases by the Employee Stock Ownership Plan ("ESOP") totaling $597,000, resulted in net equity proceeds of $13.6 million. Condensed financial statements of the Corporation are presented in Note M. Future references are made either to the Corporation or the Association as applicable.

    The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Association. The Association conducts a general banking business in northeast Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and the Association, and its wholly-owned subsidiary, Massillon Community Service Corporation ("Massillon") . At September 30, 1998 and 1997, Massillon had no assets and was inactive. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

    In November 1995, the Financial Accounting Standards Board (the "FASB") issued a Special Report on Implementation of SFAS No. 115 (the "Special Report"), which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Association's securities portfolio pursuant to the Special Report, and transferred investment and mortgage-backed securities totaling $14.9 million from the held-to-maturity portfolio to an available for sale classification. The Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale totaling approximately $1.1 million at both September 30, 1998 and 1997.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

    3.  Loans Receivable

    Loans receivable are stated at the principal balance outstanding, adjusted for deferred loan origination fees and costs and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  Loan Origination Fees

    The Association accounts for loan origination fees and costs in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Association's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Loan Losses

    It is the Association's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Association records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    The Association accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At September 30, 1998 and 1997, the Association had no loans that would be defined as impaired under SFAS No. 114.

    6.  Real Estate Acquired through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    7.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be fifty years for the building, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

    8.  Income Taxes

    The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    8.  Income Taxes (continued)

    Deferral of income taxes results primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, stock benefit plan expense, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    9.  Benefit Plans

    In conjunction with its reorganization to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $215,000, $203,000 and $35,000 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

    The Association also provides retirement benefits through contributions to a discretionary 401(k) plan. Expense recorded under the plan totaled $21,000 and $58,000 for fiscal 1997 and 1996, respectively. Due to contributions made to the ESOP, the Company did not make matching contributions to the 401(k) plan during fiscal 1998 and 1997.

    The Corporation also has a Recognition and Retention Plan ("RRP"). Subsequent to the common stock offering the RRP purchased 59,640 shares of the Corporation's common stock in the open market. During fiscal 1997, a total of 47,712 shares available under the RRP were awarded to officers and directors of the Corporation effective upon shareholder approval of the RRP, leaving 11,928 shares available for allocation. Common stock granted under the RRP is earned by plan participants and distributed ratably over a five year period, commencing with the date of award. A provision of $147,000 and $80,000 related to the RRP was charged to expense for the fiscal years ended September 30, 1998 and 1997, respectively.

    10.  Earnings Per Share and Capital Distributions

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to a reduction for 45,676 and 59,132 weighted-average unallocated shares held by the ESOP, totaled 1,354,032 and 1,420,414 for the fiscal years ended September 30, 1998 and 1997, respectively.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share and Capital Distributions (continued)

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,372,595 and 1,420,414 for the fiscal years ended September 30, 1998 and 1997, respectively. Options to purchase 3,000 and 104,371 shares of common stock with a weighted average exercise price of $16.44 and $16.00 were outstanding at September 30, 1998 and 1997, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

    Effective during the fiscal year ended September 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings per Share." Accordingly, the fiscal 1997 earnings per share presentation has been revised to conform to SFAS No. 128. The provisions of SFAS No. 128 are not applicable for fiscal 1996 as the Corporation completed its conversion to stock form in September 1996.

    During fiscal 1997, the Corporation declared capital distributions of $5.32 per common share. Of this amount $5.00 per share was paid in September 1997 from funds retained by the Corporation in the conversion to stock form and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital. Additionally, management estimated that approximately $5.00 of the distribution constituted a tax-free return of capital.

    11.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    12.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1998 and 1997:

          Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

          Investment  and   mortgage-backed   securities:   For  investment  and
          mortgage-backed securities, fair value is deemed to equal the quoted market price.

          Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

          Federal  Home Loan Bank stock:  The carrying  amount  presented in the
          consolidated   statements   of   financial   condition  is  deemed  to
          approximate fair value.

          Deposits: The fair value of NOW accounts, passbook accounts, and money market demand deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

          Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the interest rates currently offered for advances of similar remaining maturities or, when available, quoted market prices.

          Note Payable: The fair value of the 90 day unsecured note payable is deemed to approximate the carrying value.

          Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1998 and 1997, was not material.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                              1998                            1997
                                                   Carrying         Fair            Carrying         Fair
                                                      value        value               value        value
                                                                        (In thousands)
    Financial assets
      Cash and cash equivalents                    $  2,421      $ 2,421             $ 4,783      $ 4,783
      Investment securities                           3,558        3,636               5,264        5,316
      Mortgage-backed securities                     13,259       13,380              15,498       15,701
      Loans receivable                               64,341       67,752              56,642       58,315
      Federal Home Loan Bank stock                      861          861                 802          802
                                                     ------       ------              ------       ------

                                                    $84,440      $88,050             $82,989      $84,917
                                                     ======       ======              ======       ======

    Financial liabilities
      Deposits                                      $65,797      $66,094             $65,660      $65,905
      Advances from the Federal Home Loan Bank        4,000        4,001                  -            -
      Note payable                                       -            -                3,000        3,000
                                                     ------       ------              ------       ------

                                                    $69,797      $70,095             $68,660      $68,905
                                                     ======       ======              ======       ======

    13.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investment securities at September 30, 1998 and 1997, are as follows:

                                                                                        1998
                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                     (In thousands)
    Held to maturity:
      Municipal obligations                                   $   967       $     82              $    4         $1,045

    Available for sale:
      U.S. Government obligations                                 999              4                  -           1,003
      FHLMC stock                                                  31          1,557                  -           1,588
                                                                -----          -----               -----          -----
         Total investments available for sale                   1,030          1,561                  -           2,591
                                                                -----          -----               -----          -----

         Total investment securities                           $1,997         $1,643              $    4         $3,636
                                                                =====          =====               =====          =====

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                         1997
                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                     (In thousands)
    Held to maturity:
      Municipal obligations                                   $   973       $     57              $    5         $1,025
      Federal Home Loan Bank obligations                        1,000             -                   -           1,000
                                                                -----          -----               -----          -----
         Total investments held to maturity                     1,973             57                   5          2,025

    Available for sale:
      U.S. Government obligations                               1,500             -                    4          1,496
      FHLMC stock                                                  46          1,603                  -           1,649
      Automobile loan pass-through certificates                   146             -                   -             146
                                                                -----          -----               -----          -----
         Total investments available for sale                   1,692          1,603                   4          3,291
                                                                -----          -----               -----          -----

         Total investment securities                           $3,665         $1,660              $    9         $5,316
                                                                =====          =====               =====          =====

    The amortized cost and estimated fair value of investment securities at September 30, 1998, including those designated as available for sale, are shown below by term to maturity.

                                                                  Estimated
                                                Amortized              fair
                                                     cost             value
                                                          (In thousands)
    Due in one year or less                      $     12          $     12
    Due after one year through five years           1,122             1,125
    Due in five to ten years                          202               212
    Due after ten years                               630               699
                                                   ------            ------
                                                    1,966             2,048
    FHLMC stock                                        31             1,588
                                                  -------             -----

                                                   $1,997            $3,636
                                                    =====             =====

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at September 30, 1998 and 1997, are shown below:

                                                                                          1998
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Government National Mortgage
        Association participation certificates                $ 2,308             $ 38              $ -         $ 2,346
      Federal Home Loan Mortgage
        Corporation participation certificates                  1,197               37                -           1,234
      Federal National Mortgage Association
        participation certificates                                895               46                -             941
                                                               ------              ---              ---          ------
         Total mortgage-backed securities
           held to maturity                                     4,400              121                -           4,521

    Available for sale:
      Government National Mortgage
        Association participation certificates                  2,549               68                -           2,617
      Federal Home Loan Mortgage
        Corporation participation certificates                  5,200               53                15          5,238
      Collateralized mortgage obligation -
        FHLMC REMIC                                               207                6                -             213
      Guardian Savings and Loan participation
        certificates                                              714               -                 14            700
      Discovery Resort Limited, partnership
        notes                                                      91               -                 -              91
                                                               ------              ---               ---         ------
         Total mortgage-backed securities
           available for sale                                   8,761              127                29          8,859
                                                               ------              ---               ---         ------

         Total mortgage-backed securities                     $13,161             $248              $ 29        $13,380
                                                               ======              ===               ===         ======

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                          1997
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Government National Mortgage
        Association participation certificates                $ 3,168             $ 89              $ -         $ 3,257
      Federal Home Loan Mortgage
        Corporation participation certificates                  2,294               47                -           2,341
      Federal National Mortgage Association
        participation certificates                              1,379               67                -           1,446
                                                               ------              ---               ---         ------
         Total mortgage-backed securities
           held to maturity                                     6,841              203                -           7,044

    Available for sale:
      Government National Mortgage
        Association participation certificates                  3,253               49                -           3,302
      Federal Home Loan Mortgage
        Corporation participation certificates                  1,951               18                 3          1,966
      Collateralized mortgage obligations -
        FNMA and FHLMC REMICs                                   2,314                8                 9          2,313
      Guardian Savings and Loan participation
        certificates                                              916               -                 19            897
      Discovery Resort Limited, partnership
        notes                                                     179               -                 -             179
                                                               ------              ---               ---         ------
         Total mortgage-backed securities
           available for sale                                   8,613               75                31          8,657
                                                               ------              ---               ---         ------

         Total mortgage-backed securities                     $15,454             $278              $ 31        $15,701
                                                               ======              ===               ===         ======

    The amortized cost and estimated fair values of mortgage-backed securities at September 30, 1998, including those designated as available for sale, are shown below by contractual term to maturity. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                     Estimated
                                              Amortized                   fair
                                                   cost                  value
                                                         (In thousands)
    Due after one through five years            $    91                $    91
    Due in five to ten years                        868                    906
    Due after ten years                          12,202                 12,383
                                                 ------                 ------

                                                $13,161                $13,380
                                                 ======                 ======

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                            1998           1997
                                                               (In thousands)
    Residential real estate
      One- to four-family                                $54,237        $49,574
      Multi-family                                           320            345
    Nonresidential real estate                             3,897          2,653
    Construction                                           9,831          9,140
    Consumer and other loans                                 360            401
    Deferred loan origination costs, net                      26             48
                                                          ------         ------
                                                          68,671         62,161
    Less:
      Undisbursed portion of loans in process              4,134          5,374
      Allowance for losses on loans                          196            145
                                                          ------         ------

                                                         $64,341        $56,642
                                                          ======         ======


    The Association's lending efforts have historically focused on one- to four-family residential real estate loans, which comprise approximately $59.9 million, or 93% of the total loan portfolio at September 30, 1998, and approximately $53.3 million, or 94% of the total loan portfolio at September 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northeast Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Association's primary lending area are presently stable.

    In the ordinary course of business, the Association has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $263,000 and $277,000 at September 30, 1998 and 1997, respectively.

    From time to time, the Corporation has retained a director to perform legal services. Fees paid for such services totaled approximately $16,000, $17,000 and $16,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                     1998           1997           1996
                                                            (In thousands)
    Balance at beginning of year                     $145           $193          $  80
    Provision for losses on loans                      42             12            105
    Charge-offs                                        -             (60)            -
    Recoveries                                          9             -               8
                                                      ---            ---            ---

    Balance at end of year                           $196           $145           $193
                                                      ===            ===            ===

    As of September 30, 1998, the Association's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at September 30, 1998, 1997 and 1996, totaled $115,000, $2,000 and $25,000, respectively. There was no material loss of interest income on nonperforming loans for the years ended September 30, 1998, 1997 and 1996.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 is comprised of the following:

                                                          1998           1997
                                                             (In thousands)
    Land                                               $   355        $   355
    Building and improvements                            1,216          1,216
    Furniture and equipment                                989            846
                                                        ------         ------
                                                         2,560          2,417
      Less accumulated depreciation and
        amortization                                     1,089            995
                                                         -----         ------

                                                        $1,471         $1,422
                                                         =====          =====

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-
    average interest rate                                      1998                           1997
                                                     Amount          %                  Amount         %
                                                                      (Dollars in thousands)
    NOW accounts
      1998 - 1.75%                                  $ 1,824         2.8
      1997 - 1.50%                                                                      $ 2,497        3.8
    Passbook
      1998 - 2.00%                                   10,433        15.8
      1997 - 2.00%                                                                       11,395       17.4
    Money market demand accounts
      1998 - 2.19%                                    2,616         4.0
      1997 - 2.10%                                                                        2,588        3.9
                                                     ------       -----                  ------      -----
    Total demand, transaction and
      passbook deposits                              14,873        22.6                  16,480       25.1

    Certificates of deposit
      Original maturities of:
        Up to 12 months
          1998 - 5.25%                               12,507        19.0
          1997 - 5.29%                                                                   11,019       16.8
        Over 12 months to 94 months
          1998 - 5.98%                               38,291        58.2
          1997 - 5.99%                                                                   38,001       57.9
      Individual retirement accounts
        1998 - 1.50%                                    126          .2
        1997 - 1.50%                                                                        160         .2
                                                     ------       -----                  ------      -----

    Total certificates of deposit                    50,924        77.4                  49,180       74.9
                                                     ------       -----                  ------      -----

    Total deposit accounts                          $65,797       100.0                 $65,660      100.0
                                                     ======       =====                  ======      =====

     At September 30, 1998 and 1997, the Association had certificate of deposit accounts with balances of $100,000 or more totaling $5.9 million and $4.3 million, respectively.

     Interest expense on deposits is summarized as follows for the years ended September 30:

                                          1998            1997           1996
                                                    (In thousands)
    NOW accounts                        $   22          $   18         $   18
    Passbook                               217             241            326
    Money market demand accounts            62              57             87
    Certificates of deposit              2,918           2,727          2,960
                                         -----           -----          -----

                                        $3,219          $3,043         $3,391
                                         =====           =====          =====

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                     1998                1997
                                                          (In thousands)
    Up to one year                                $29,268             $27,334
    Over one year to two years                     14,383              16,174
    Over two years to three years                   3,310               3,216
    Over three years to four years                  1,413               1,858
    Over four years to five years                   2,218                 221
    Over five years                                   332                 377
                                                   ------              ------

                                                  $50,924             $49,180
                                                   ======              ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1998, by pledges of certain residential mortgage loans totaling $6.0 million, and the Association's investment in Federal Home Loan Bank stock, are summarized as follows:

                                            Maturing fiscal
    Interest rate                            year ending in           1998                 1997
                                                                           (In thousands)
    5.65% - 5.69%                                 1999              $4,000                  $-
                                                                     =====                   ==

    Weighted-average interest rate                                    5.68%                 N/A
                                                                      ====                  ===


NOTE H - NOTE PAYABLE

    In connection with the September 1997 return of capital distribution, the Corporation borrowed funds from another financial institution. At September 30, 1997, the related note payable consisted of an unsecured 90-day loan bearing interest at 8.50%.
    The note was repaid in October 1997.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES

     Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                             1998           1997           1996
                                                                      (In thousands)
    Federal income taxes at statutory rate                   $466           $422           $ 33
    Increase (decrease) in taxes resulting from:
      Interest on municipal obligations                       (12)           (12)           (12)
      Other                                                    (1)            26             -
                                                              ---            ---            ---
    Federal income taxes per consolidated
      financial statements                                   $453           $436           $ 21
                                                              ===            ===            ===

    Effective tax rate                                       33.0%          35.1%          21.4%
                                                             ====           ====           ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                        1998         1997
    differences at statutory rate:                                  (In thousands)

    Deferred tax assets:
      Net deferred loan origination costs                        $   71       $   71
      General loan loss allowance                                    67           49
      Stock benefit plan expense                                     27           27
      Other                                                          12           -
                                                                  -----        -----
         Deferred tax assets                                        177          147

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                       (194)        (174)
      Difference between book and tax depreciation                 (115)        (104)
      Percentage of earnings bad debt deduction                    (190)        (190)
      Unrealized gains on securities designated
        as available for sale                                      (564)        (560)
      Other                                                          -            (3)
                                                                  -----        -----
         Deferred tax liabilities                                (1,063)      (1,031)
                                                                  -----        -----

         Net deferred tax liability                              $ (886)      $ (884)
                                                                  =====        =====

    The Association was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that previously qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1998, include approximately $2.4 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $630,000 at September 30, 1998. See Note L for additional information regarding future percentage of earnings bad debt deductions.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE J - LOAN COMMITMENTS

    The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

    The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At September 30, 1998, the Association had outstanding commitments of approximately $3.2 million to originate loans. Additionally, the Association had undisbursed loans in process of $4.1 million at September 30, 1998. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1998, and will be funded from normal cash flow from operations.


NOTE K - REGULATORY CAPITAL

    The Association is subject to the regulatory capital requirements of the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

    Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4% - 5% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Association's present excess

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE K - REGULATORY CAPITAL (continued)

    regulatory capital position as a result of this change in the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    During the calendar year, the Association was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Association must maintain minimum capital ratios as set forth in the following table.

    As of September 30, 1998 and 1997, management believes that the Association met all capital adequacy requirements to which it is subject. The major cause of changes in capital and ratios presented below is the declaration of dividends of $6.5 million from the Association to the Corporation during fiscal 1998.

                                                   As of September 30, 1998
                                                                                       To be "well-
                                                                                    capitalized" under
                                                           For capital               prompt corrective
                                   Actual                adequacy purposes          action provisions
                               Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                        (Dollars in thousands)
    Tangible capital          $10,947    13.0%         =>$1,267    =>1.5%          =>$4,223     => 5.0%

    Core capital              $10,947    13.0%         =>$2,534    =>3.0%          =>$5,068     => 6.0%

    Risk-based capital        $11,143    26.0%         =>$3,433    =>8.0%          =>$4,292     =>10.0%


                                                     As of September 30, 1997
                                                                                       To be "well-
                                                                                    capitalized" under
                                                           For capital               prompt corrective
                                   Actual                adequacy purposes          action provisions
                               Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                        (Dollars in thousands)
    Tangible capital          $16,126    19.3%         =>$1,251    =>1.5%          =>$4,170     => 5.0%

    Core capital              $16,126    19.3%         =>$2,502    =>3.0%          =>$5,004     => 6.0%

    Risk-based capital        $16,271    43.9%         =>$2,966    =>8.0%          =>$3,708     =>10.0%


                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE K - REGULATORY CAPITAL (continued)

    The Corporation's management believes that, under the current regulatory capital regulations, the Association will continue to meets its minimum capital requirements in the foreseeable future. However, events beyond the control of management, such as increased interest rates or an economic downturn in the Association's market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE L - LEGISLATIVE MATTERS

    The deposit accounts of the Association and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund had been used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    On September 30, 1996, legislation was enacted to recapitalize the SAIF which provided for a special assessment of $.657 per $100 of deposits held at March 31, 1995. The Association had $65.7 million in SAIF deposits at March 31, 1995, resulting in an assessment of approximately $428,000, or $282,000 after-tax, which was recorded as a charge in fiscal 1996, and was paid in November 1996.

    The legislation also provided for a reduction of future annual deposit insurance premiums from $.235 per $100 of SAIF deposits to $.064 per $100 of SAIF deposits. At September 30, 1998, the annual rate was $.0582 per $100 of SAIF deposits.

    A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999, assuming all savings associations have become banks. Pending legislation has proposed the elimination of the thrift charter or of the separate federal regulation of thrifts. As a result, the Association would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate but related legislation, the Association is required to recapture as taxable income approximately $560,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its reserve in the future. The Association has provided deferred taxes for this amount and will be permitted by such legislation to amortize the recapture of its bad debt reserve over six years commencing in fiscal 1999.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of Peoples Financial Corporation as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the periods ended September 30, 1998, 1997 and 1996.

                          Peoples Financial Corporation
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

         ASSETS                                                                   1998              1997
    Interest-bearing deposits in other financial institutions                  $   205           $   310
    Loan receivable from ESOP                                                      336               497
    Investment in Peoples Federal Savings and Loan Association
      of Massillon                                                              12,042            17,209
    Prepaid expenses and other assets                                               70               400
    Accounts receivable from Peoples Federal Savings and Loan
      Association of Massillon                                                   2,405                -
                                                                                ------            ------

         Total assets                                                          $15,058           $18,416
                                                                                ======            ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

    Accounts payable to Peoples Federal Savings and Loan
      Association of Massillon                                                 $    -            $    79
    Note payable                                                                    -              3,000
    Other liabilities                                                               25                11
                                                                                ------            ------
         Total liabilities                                                          25             3,090

    Shareholders' equity
      Additional paid-in capital                                                 7,287             7,165
      Retained earnings                                                          9,927             9,779
      Unrealized gains on securities designated as available
        for sale, net of related tax effects                                     1,095             1,083
      Shares acquired by stock benefit plans                                    (1,097)           (1,416)
      Treasury shares                                                           (2,179)           (1,285)
                                                                                ------            ------
         Total shareholders' equity                                             15,033            15,326
                                                                                ------            ------

         Total liabilities and shareholders' equity                            $15,058           $18,416
                                                                                ======            ======

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION
 (continued)

                          Peoples Financial Corporation
                            STATEMENTS OF OPERATIONS
                           Period ended September 30,
                                 (In thousands)

                                                                  1998               1997             1996
    Revenue (expense)
      Interest income                                           $   54             $  437            $  32
      Other income                                                  -                   4               -
      Equity in earnings (loss) of subsidiary                      997                664             (268)
                                                                 -----              -----             ----
         Total revenue (expense)                                 1,051              1,105             (236)

    Interest expense                                                19                 20               -

    General and administrative expenses                            154                198                2
                                                                 -----              -----             ----

         Earnings (loss) before income taxes (credits)             878                887             (238)

    Federal income taxes (credits)                                 (40)                81               11
                                                                 -----              -----             ----

         NET EARNINGS (LOSS)                                    $  918             $  806            $(249)
                                                                 =====              =====             ====


                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION
 (continued)

                          Peoples Financial Corporation
                            STATEMENTS OF CASH FLOWS
                           Period ended September 30,
                                 (In thousands)

                                                                              1998            1997           1996
    Cash flows provided by (used in) operating activities:
      Net earnings (loss) for the period                                    $  918          $  806        $  (249)
      Adjustments to reconcile net earnings (loss) to net cash
      provided by (used in) operating activities:
        Undistributed (earnings) loss of consolidated subsidiary              (997)           (664)           268
        Amortization of expense related to stock benefit plans                 147             145             -
        Gain on sale of securities designated as available for sale             -               (4)            -
        Increases (decreases) in cash due to changes in:
          Other assets                                                         330            (362)           (38)
          Other liabilities                                                    (65)              1             10
          Other                                                                 -             (675)           609
                                                                             -----           -----         ------
         Net cash provided by (used in) operating activities                   333            (753)           600

    Cash flows provided by (used in) investing activities:
      Purchase of securities available for sale                                 -           (3,020)        (4,771)
      Dividends received from subsidiary                                     4,090              -              -
      Maturities of investment securities                                       -            3,502             -
      Proceeds from sale of securities designated as available
        for sale                                                                -            4,293             -
      Investment in subsidiary                                                  -               -          (6,478)
                                                                             -----           -----         ------
         Net cash provided by (used in) investing activities                 4,090           4,775        (11,249)

    Cash flows provided by (used in) financing activities:
      Proceeds from issuance of common stock                                    -               -          13,606
      Proceeds from (repayment of) note payable                             (3,000)          3,000             -
      Return of capital distribution                                            -           (7,083)            -
      Repayments on ESOP loan                                                  161             100             -
      Dividends on common stock                                               (770)           (482)            -
      Purchase of shares for stock benefit plan                                 -             (919)            -
      Purchase of treasury stock                                              (995)         (1,285)            -
      Proceeds from exercise of stock options                                   76              -              -
                                                                             -----           -----         ------
         Net cash provided by (used in) financing activities                (4,528)         (6,669)        13,606
                                                                             -----           -----         ------

    Net increase (decrease) in cash and cash equivalents                      (105)         (2,647)         2,957

    Cash and cash equivalents at beginning of period                           310           2,957             -
                                                                             -----           -----         ------

    Cash and cash equivalents at end of period                              $  205          $  310        $ 2,957
                                                                             =====           =====         ======

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE N - STOCK OPTION PLAN

    During fiscal 1997, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 104,371 shares of authorized, but unissued shares of common stock at the fair market value at the date of grant.

    In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation expense is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended September 30:

                                                                         1998             1997
    Net earnings (In thousands)        As reported                       $918             $806
                                                                          ===              ===

                                         Pro-forma                       $917             $767
                                                                          ===              ===

    Earnings per share
      Basic                            As reported                      $.68              $.57
                                                                         ===               ===

                                         Pro-forma                      $.68              $.54
                                                                         ===               ===

      Diluted                          As reported                      $.67              $.57
                                                                         ===               ===

                                         Pro-forma                      $.67              $.54
                                                                         ===               ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1998 and 1997; dividend yield of 4.9% and 1.7%; expected volatility of 12.0%; risk-free interest rate of 6.0% and 6.5% and expected lives of ten years.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE N - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of September 30, 1998 and 1997, and changes during the years then ended, is presented below:

                                                         1998                                    1997
                                                              Weighted-                              Weighted-
                                                                average                                average
                                                               exercise                               exercise
                                                 Shares           price                Shares            price
    Outstanding at beginning of year            104,371         $16.00                    -             $   -
    Adjustment for return of capital
      distribution                               30,056          (3.59)                   -                 -
    Granted                                       3,000          16.44                104,371             16.00
    Exercised                                    (6,165)         12.41                    -                 -
    Forfeited                                        -               -                    -                 -
                                                -------          -----                -------            -----

    Outstanding at end of year                  131,262         $12.50                104,371           $16.00
                                                =======          =====                =======            =====

    Options exercisable at year-end              20,716         $12.41                     -            $   -
                                                =======          =====                =======            =====
    Weighted-average fair value of
      options granted during the year                           $ 1.96                                  $ 4.76
                                                                 =====                                   =====

    The following information applies to options outstanding at September 30, 1998:

    Number outstanding                                                 131,262
    Exercise price                                             $12.41 - $16.44
    Weighted-average exercise price                                     $12.50
    Weighted-average remaining contractual life                      8.5 years


NOTE O - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

    On October 16, 1995, the Association's Board of Directors adopted a Plan of Conversion whereby the Association would convert to the stock form of ownership, followed by the issuance of all of the Association's outstanding common stock to a newly formed holding company, Peoples Financial Corporation.

    On September 12, 1996, the Association completed its conversion to the stock form of ownership, and issued all of the Association's outstanding common shares to the Corporation.

    In connection with the conversion, the Corporation sold 1,491,012 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $707,000, and shares purchased by the ESOP totaling $597,000, resulted in net equity proceeds of approximately $13.6 million.

                          Peoples Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE O - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM (continued)

    At the date of the conversion, the Association established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Association after conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Association may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for SAIF insured institutions.