Form 10KSB, Exhibit 13
period 1999-09-30
PEOPLES FINANCIAL CORP \OH\
filed 1999-12-29
CIK 1011221

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

     1. Management's determination of the amount of the allowance for loan losses set forth under "Financial Condition," "Comparison of Results of Operations for the Years Ended September 30, 1999 and 1998" and "Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997;"

     2. The analysis of interest rate risk set forth under "Asset and Liability Management;"

     3. The discussion of the liquidity of Peoples Federal's assets and the regulatory capital of Peoples Federal set forth under "Liquidity and Capital Resources;"

     4. The discussion of legislation enacted under the "Gramm-Leach-Bliley Act," as set forth under "Potential Impact of Current Legislation on Future Results of Operations;"

     5.   Management's   estimate  as  to  the  effects  of  recent   accounting
          pronouncements as set forth under "Effects of Recent Accounting Pronouncements;" and

     6.   Management's  determination  of the  effects of the year 2000 on PFC's
          information   technology   systems  as  set  forth  under  "Year  2000
          Compliance Matters."


Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999

PFC's consolidated assets totaled $92.4 million at September 30, 1999, an increase of $6.1 million, or 7.1%, over the $86.3 million total at September 30, 1998. The principal changes in the composition of assets during the year ended September 30, 1999, consisted of an increase in loans receivable and interest-bearing deposits in other financial institutions, offset by decreases in investment and mortgage-backed securities. This increase in assets was funded primarily from increases of $7.0 million in borrowings and $479,000 in deposits, which were partially offset by an $832,000 decrease in shareholders' equity.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999 (continued)

Interest-bearing deposits in other financial institutions totaled $2.5 million at September 30, 1999, an increase of $311,000. Investment securities and mortgage-backed securities totaled $13.7 million at September 30, 1999, as compared to $16.8 million at September 30, 1998, a decrease of $3.1 million, or 18.4%. Investment securities decreased due to maturities of a U.S. Government agency obligation and municipal bonds totaling $1.0 million and sales of Federal Home Loan Mortgage Corporation ("FHLMC") common stock totaling $527,000, which were partially offset by purchases of FHLB certificates of deposit of $1.0 million. Mortgage-backed securities decreased due to principal repayments totaling $4.7 million, partially offset by purchases of $2.3 million. Such proceeds, coupled with FHLB advances, were used principally to fund the growth in the loan portfolio.

Loans receivable totaled $73.1 million at September 30, 1999, an increase of $8.8 million, or 13.6%, over the $64.3 million total at September 30, 1998. The increase was comprised of a $9.4 million increase in one- to four-family and construction loans, including a net increase in undisbursed loans in process of $2.4 million. Multi-family and nonresidential real estate loans decreased by $419,000 and consumer and other loans decreased by $137,000. Loan disbursements of $30.1 million were partially offset by principal repayments of $21.4 million during the year ended September 30, 1999. Fiscal 1998 loan disbursements totaled $30.6 million and principal repayments amounted to $22.8 million.

Peoples Federal's allowance for loan losses totaled $213,000 at September 30, 1999, compared to the fiscal 1998 allowance of $196,000. Nonperforming loans amounted to $114,000 at September 30, 1999, compared to $115,000 at September 30, 1998. The allowance for loan losses represented .27% and .29% of total loans at September 30, 1999 and 1998, respectively and 186.8% and 170.4% of nonperforming loans on the same dates.

Management believes that the allowance for loan loss level at September 30, 1999 is appropriate based on the available facts and circumstances. There can be no assurance, however, that the allowance will be adequate to absorb actual loan losses during future periods. The amount of loan loss experienced may increase due to growth in the loan portfolio generally; increases in the amount of the portfolio consisting of higher risk loan types, such as nonresidential real estate loans, construction loans and consumer and other loans; economic changes locally or nationally, including changes in interest rates, employment rates and property values; and unexpected problems with specific loans. If additions to the allowance are necessary in future periods, such additions would reduce PFC's net earnings.

Deposits totaled $66.3 million at September 30, 1999, as compared to $65.8 million at September 30, 1998, an increase of $479,000, or .7%. Certificates of deposit decreased by $184,000 as Peoples Federal continued to offer rates designed to maintain certificates and cost of funds at acceptable levels.
Passbook and money market demand deposits increased by $423,000, and NOW accounts increased by $240,000 for the year.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999 (continued)

Borrowings consisted of advances from the FHLB of $11.0 million at September 30, 1999, as compared to $4.0 million at September 30, 1998, an increase of $7.0 million. These borrowings were used primarily to fund the increase in loans.

Shareholders' equity totaled $14.2 million at September 30, 1999, a decrease of $832,000, or 5.5%, from the September 30, 1998 level. The decrease resulted primarily from payment of dividends of $807,000, purchases of treasury stock totaling $768,000 and a decrease in net unrealized gains on securities designated as available for sale of $366,000, which were partially offset by net earnings of $754,000 and amortization of stock benefit plans of $355,000.

Comparison of Results of Operations for the Years Ended September 30, 1999 and 1998

General

The operating results of PFC are affected by general economic conditions, the monetary and fiscal policies of the U. S. Government and the regulatory policies of agencies which regulate financial institutions. The net earnings of PFC and Peoples Federal are primarily dependent on net interest income, which is the difference between interest earned on loans and other interest-earning assets and interest expense incurred on deposits and borrowed funds.

Net earnings totaled $754,000 for the year ended September 30, 1999, a decrease of $164,000, or 17.9%, from net earnings of $918,000 recorded for fiscal 1998. The decrease in net earnings was due primarily to a decrease in net interest income of $36,000, a decrease in net gains on the sale of investment and mortgage-backed securities of $165,000 and an increase in general, administrative and other expense of $108,000, which were partially offset by a decrease in the provision for losses on loans of $30,000, an increase in other income of $22,000 and a decrease of $93,000 in the provision for federal income taxes.

Net Interest Income

Total interest income for the year ended September 30, 1999, totaled $6.3 million, an increase of $154,000, or 2.5%, over the $6.1 million recorded in fiscal 1998. Interest income on loans increased by $425,000, or 8.8%. The increase resulted primarily from an $8.2 million increase in the weighted-average outstanding balance of loans receivable, partially offset by a 32 basis point (100 basis points equals one percent) decrease in weighted-average yield to 7.59% in 1999, from 7.91% in 1998. Interest income on mortgage-backed securities, investment securities and interest-bearing deposits decreased by $271,000, or 21.0%. The decrease resulted primarily from a $2.7 million decrease in the average balance of such assets and a 73 basis point decrease in weighted-average yield on mortgage-backed securities, a 31 basis point decrease in weighted-average yield on investment securities and a 97 basis point decrease in weighted average yield on interest-bearing deposits.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended September 30, 1999 and 1998 (continued)

Net Interest Income (continued)

Interest expense on deposits for the year ended September 30, 1999, totaled $3.2 million, a decrease of $56,000, or 1.7%, from the $3.2 million recorded in fiscal 1998. This decrease was due primarily to a decrease in the weighted-average cost of deposits of 19 basis points, to 4.76% in 1999 from 4.95% in 1998, partially offset by a $1.6 million increase in the weighted-average outstanding balance of deposits. Interest expense on borrowings increased to $342,000 in fiscal 1999 from $96,000 in fiscal 1998. This increase was due primarily to a $5.3 million increase in the weighted-average outstanding balance of advances from the FHLB, from $1.6 million to $6.9 million, and an increase in the weighted-average interest rate paid of 10 basis points. Peoples Federal had advances from the FHLB outstanding throughout fiscal 1999, compared to only approximately five months in fiscal 1998, while a note payable was outstanding for part of the first month of fiscal 1998 only.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $36,000, or 1.3%, to $2.8 million for the year ended September 30, 1999. The interest rate spread decreased to 2.43% in fiscal 1999, from 2.53% in fiscal 1998, while the net interest margin decreased to 3.16% in fiscal 1999, from 3.42% in fiscal 1998.

Provision for Losses on Loans

The provision for losses on loans totaled $12,000 for the year ended September 30, 1999, a decrease of $30,000, or 71.4%, from the $42,000 provision recorded in fiscal 1998. Management believes that the continuation of periodic increases in the allowance for loan losses is prudent based upon the inherent risk of loss related to loans, the increase in the outstanding portfolio balance, current and anticipated economic conditions as measured by leading economic indicators and local employment data, the level of nonperforming loans and past loss experience. There can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $569,000 for the year ended September 30, 1999, compared to $712,000 for fiscal 1998. FHLMC common stock with a book value of $9,000 was sold during the year ended September 30, 1999 for $527,000, resulting in a gain of $518,000. During the year ended September 30, 1998, FHLMC common stock with a book value of $15,000 was sold and a gain of $696,000 was realized, while mortgage-backed and investment securities with a book value of $3.5 million were sold and a loss of $13,000 was realized. Other operating income increased by $22,000 due to increased fee income, including ATM fees of $18,000 in fiscal 1999 compared to less than $1,000 in fiscal 1998, and safe deposit box rentals. Also included in other operating income are late charges on loans.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended September 30, 1999 and 1998 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $2.2 million for the year ended September 30, 1999, compared to $2.1 million for fiscal 1998, an increase of $108,000, or 5.2%.

Employee compensation and benefits increased by $45,000, or 3.9% in fiscal 1999, compared to fiscal 1998. Salaries and wages and directors fees increased by $22,000 due to normal merit increases and hiring of additional personnel. Contributions to Peoples Federal's 401(k) benefit plan were frozen during fiscal 1999 and 1998, and in fiscal 1998 an excess provision of $12,000 for Peoples Federal's 401(k) benefit plans was reversed. Other employee benefit plans increased by $3,000 in fiscal 1999 over fiscal 1998. Other employment benefits increased by $8,000 primarily due to increases in health insurance premium rates and payroll taxes.

Occupancy and equipment for the year ended September 30, 1999 totaled $262,000, an increase of $40,000, or 18.0%, over fiscal 1998. Depreciation expense increased by $22,000 primarily due to automated teller machine ("ATM") equipment acquired in the fall of 1998. Repairs and maintenance increased by $26,000 due to increased building and ground maintenance, maintenance agreement costs on ATM equipment and winter weather. A refund of rental cost and an adjustment of utility costs realized at the end of the first lease term of the North Canton lending office reduced fiscal 1999 occupancy costs by a net amount of $9,000.

Ohio franchise taxes for the year ended September 30, 1999 were $201,000, a decrease of $29,000, or 12.6%, from fiscal 1998, based on decreased tax rates. Data processing totaled $119,000 for fiscal 1999, an increase of $38,000, or 46.9%, over fiscal 1998, principally due to ATM operations and year 2000 compliance testing. Advertising totaled $41,000 for fiscal 1999, an increase of $8,000, or 24.2%, over fiscal 1998, principally due to increased local newspaper advertising. Other operating expense totaled $328,000 for fiscal 1999, an increase of $6,000, or 1.9%, over fiscal 1998, principally due to year 2000 compliance costs.

Federal Income Taxes

The provision for federal income taxes totaled $360,000 for the year ended September 30, 1999, a decrease of $93,000, or 20.5%, from the $453,000 provision recorded in fiscal 1998. The decrease was primarily due to the decrease in net earnings before taxes of $257,000, or 18.7%. PFC's effective tax rates were 32.3% for fiscal 1999 and 33.0% for fiscal 1998.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997

General

Net earnings totaled $918,000 for the year ended September 30, 1998, an increase of $112,000, or 13.9%, over net earnings of $806,000 recorded for fiscal 1997. The increase resulted primarily from net gains on the sale of investment and mortgage-backed securities of $683,000 in 1998 compared to $15,000 in 1997, offset by a decrease in net interest income of $416,000, an increase of $30,000 in the provision for losses on loans, a decrease in other income of $8,000, an increase in general, administrative and other expense of $85,000 and an increase of $17,000 in the provision for federal income taxes.

Net Interest Income

Total interest income for the year ended September 30, 1998, totaled $6.1 million, a decrease of $148,000, or 2.4%, from the $6.3 million recorded in fiscal 1997. Interest income on loans increased by $814,000, or 20.4%. The increase resulted primarily from an $11.2 million increase in the weighted-average outstanding balance of loans receivable, partially offset by a 14 basis point decrease in weighted-average yield to 7.91% in 1998, from 8.05% in 1997. Interest income on mortgage-backed securities, investment securities and interest-bearing deposits decreased by $962,000, or 42.7%. The decrease resulted primarily from a $15.0 million decrease in the average balance of such assets and an 84 basis point decrease in weighted-average yield on investment securities, partially offset by a 23 basis point increase in weighted-average yield on interest-earning deposits and a 17 basis point increase in the weighted-average yield on mortgage-backed securities.

Interest expense on deposits for the year ended September 30, 1998, totaled $3.2 million, an increase of $176,000, or 5.8%, over the $3.0 million recorded in fiscal 1997. This increase was due primarily to a $1.9 million increase in the weighted-average outstanding balance of deposits, coupled with an increase in the weighted-average interest rate paid of 13 basis points, to 4.94% in 1998 from 4.81% in 1997. Interest expense on borrowings increased to $96,000 in fiscal 1998 from $4,000 in fiscal 1997. Advances from the FHLB were outstanding for approximately 5 months in fiscal 1998, with no advances in fiscal 1997, while a note payable was outstanding for less than a month during both years.

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

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997 (continued)

Provision for Losses on Loans

The provision for losses on loans totaled $42,000 for the year ended September 30, 1998, an increase of $30,000 over the $12,000 provision recorded in fiscal 1997. The increase was recorded primarily because of growth in the loan portfolio in fiscal 1998. Management believes that the continuation of periodic increases in the allowance for loan losses based upon the inherent risk of loss related to loans, the increase in the outstanding portfolio balance, current and anticipated economic conditions as measured by leading economic indicators and local employment data, the level of nonperforming loans and past loss experience is prudent.

Other Income

Other income totaled $712,000 for the year ended September 30, 1998, compared to $52,000 for fiscal 1997. The increase resulted primarily from net gains on sale of securities during 1998 of $683,000, compared to net gains of $15,000 during 1997. Mortgage-backed and investment securities with a book value of $4.2 million and $10.0 million were sold during fiscal 1998 and 1997, respectively. Gains of $696,000 and losses of $13,000 were realized in 1998, while gains of $41,000 and losses of $26,000 were realized in 1997. Other operating income was greater in fiscal 1997 by $8,000, primarily due to mortgage loan late charges from a December 1996 collection. The remainder of other operating income is made up of service fees, safe deposit box rentals and service charges on negotiable order of withdrawal ("NOW") accounts.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.1 million for the year ended September 30, 1998, compared to $2.0 million for fiscal 1997, an increase of $85,000, or 4.2%.

Employee compensation and benefits increased by $104,000, or 9.8%, in fiscal 1998, compared to fiscal 1997. Recording the first full year's cost of the Recognition and Retention Plan ("RRP") and the change in average market value of PFC stock increased expense of employee benefit plans by $79,000. Salaries and wages and directors fees increased by $41,000 due to normal merit increases, hiring of additional personnel and deferral of a lesser amount of loan costs. Cost of the 401(k) benefit plan decreased by $32,000 as the Corporation's contributions were frozen during fiscal 1998 and the first half of fiscal 1997 and an excess provision was reversed during 1998. Other employment benefits increased by $16,000 primarily due to increases in health insurance premium rates and payroll taxes on the first RRP distribution made in fiscal 1998.

The other significant change in general, administrative and other expense during fiscal 1998 was a decrease of $21,000, or 34.4%, in federal deposit insurance premiums mostly due to decreased premium rates effective January 1, 1997.

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

                                                                               Year ended September 30,
                                                                       1999                                 1998
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/  Yield/
                                                           balance       paid     rate           balance       paid    rate
                                                                                (Dollars in thousands)
Interest-earning assets:
  Interest-bearing deposits                                $ 2,246     $  108      4.81%        $ 3,443     $  199     5.78%
  Investment securities                                      3,841        164      4.27           4,850        222     4.58
  Mortgage-backed and related securities                    11,916        748      6.28          12,413        870     7.01
  Loans receivable (1)                                      69,039      5,239      7.59          60,876      4,814     7.91
                                                            ------      -----    ------          ------      -----    -----

         Total interest-earning assets                      87,042      6,259      7.19          81,582      6,105     7.48

Non-interest-earning assets
  Cash and amounts due from depository institutions            264                                  273
  Premises and equipment, net                                1,442                                1,403
  Other non-earning assets                                     522                                  401
                                                            ------                               ------

         Total assets                                      $89,270                              $83,659
                                                            ======                               ======

Interest-bearing liabilities:
  NOW accounts                                             $ 1,942         24      1.24         $ 1,698         22      1.30
  Money market accounts                                      2,624         58      2.21           2,590         62      2.39
  Passbook savings accounts                                 10,778        216      2.00          10,799        217      2.01
  Certificates of deposit                                   51,311      2,865      5.58          50,013      2,918      5.83
  Borrowings                                                 6,917        342      4.94           1,814         96      5.29
                                                            ------      -----    ------          ------      -----     -----


         Total interest-bearing liabilities                 73,572      3,505      4.76          66,914      3,315      4.95
                                                                        -----    ------                      -----     -----
Non-interest-bearing liabilities                             1,325                                1,432
                                                            ------                               ------
         Total liabilities                                  74,897                               68,346

Shareholders' equity                                        14,373                               15,313
                                                            ------                               ------

         Total liabilities and shareholders' equity        $89,270                              $83,659
                                                            ======                               ======

Net interest income; interest rate spread                              $2,754      2.43%                    $2,790      2.53%
                                                                        =====    ======                      =====    ======

Net interest margin (net interest income as a percent of
  average interest-earning assets)                                                 3.16%                                3.42%
                                                                                 ======                               ======
Average interest-earning assets to average interest-bearing liabilities          118.31%                              121.92%
                                                                                 ======                               ======


                                                           Year ended September 30,
                                                                     1997
                                                         Average   Interest
                                                       tstanding    earned/       Yield/
                                                         balance       paid       rate
                                                           (Dollars in thousands)
Interest-earning assets:
  Interest-bearing deposits                             $ 5,806      $  322        5.55%
  Investment securities                                   8,255         448        5.42
  Mortgage-backed and related securities                 21,674       1,483        6.84
  Loans receivable (1)                                   49,717       4,000        8.05
                                                         ------       -----       -----

         Total interest-earning assets                   85,452       6,253        7.32

Non-interest-earning assets
  Cash and amounts due from depository institutions          269
  Premises and equipment, net                              1,463
  Other non-earning assets                                   640
                                                         -------

         Total assets                                    $87,824
                                                          ======

Interest-bearing liabilities:
  NOW accounts                                           $ 1,536         18         1.17
  Money market accounts                                    2,708         57         2.10
  Passbook savings accounts                               12,026        241         2.00
  Certificates of deposit                                 46,941      2,727         5.81
  Borrowings                                                 250          4         1.60
                                                          ------      -----       ------

         Total interest-bearing liabilities               63,461      3,047         4.80
                                                                      -----       ------
Non-interest-bearing liabilities                           1,435
                                                          ------
         Total liabilities                                64,896

Shareholders' equity                                      22,928
                                                          ------

         Total liabilities and shareholders' equity      $87,824
                                                          ======

Net interest income; interest rate spread                            $3,206         2.52%
                                                                      =====       ======

Net interest margin (net interest income as a percent of
  average interest-earning assets)                                                  3.75%
                                                                                  ======
Average interest-earning assets to average interest-bearing liabilities           134.65%
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

                                                                                Year ended September 30,
                                                            1999 vs. 1998                           1998 vs. 1997
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest income attributable to:
  Interest-bearing deposits                           $ (58)     $ (33)      $(91)          $(136)     $  13      $(123)
  Investment securities                                 (43)       (15)       (58)           (156)       (70)      (226)
  Mortgage-backed and related securities                (32)       (90)      (122)           (648)        35       (613)
  Loans receivable                                      619       (194)       425             882        (68)       814
                                                        ---       ----        ---            ----       ----       ----
     Total interest income                              486       (332)       154             (58)       (90)      (148)

Interest expense attributable to:
  NOW accounts                                            3         (1)         2               2          3          5
  Money market accounts                                   1         (5)        (4)             (3)         7          4
  Passbook savings accounts                              -          (1)        (1)            (25)         1        (24)
  Certificates of deposit                                73       (126)       (53)            179         12        191
  Borrowings                                            252         (6)       246              83          9         92
                                                        ---       ----        ---            ----       ----       ----
     Total interest expense                             329       (139)       190             236         32        268
                                                        ---       ----        ---            ----       ----       ----

Increase (decrease) in net interest income             $157      $(193)      $(36)          $(294)     $(122)     $(416)
                                                        ===       ====        ===            ====       ====       ====

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

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

At September 30, 1999, 2% of the present value of Peoples Federal's assets was approximately $1.8 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $5.1 million at September 30, 1999, Peoples Federal would have been required to deduct approximately $1.7 million (50% of the approximate $3.3 million difference) from its capital in determining whether Peoples Federal met its risk-based capital requirement. Regardless of such reduction, however, Peoples Federal's risk-based capital at September 30, 1999, would still have exceeded the regulatory requirement by $3.6 million.

Presented below, as of September 30, 1999 and 1998, is an analysis of Peoples Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Peoples Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Peoples Federal's strong capital position. The declaration of the $3.00 special dividend in September 30, 1999, caused Peoples Federal to temporarily exceed the Board's preexisting NPV policy limits. Management believes Peoples Federal will be operating within the Board policy limits by March 31, 2000.

As illustrated in the table, Peoples Federal's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. At September 30, 1999, fixed-rate loans constituted approximately 89.0% of Peoples Federal's loan portfolio. In addition, because Peoples Federal has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed rate loans may be difficult. As a result, in a rising interest rate environment, the amount of interest Peoples Federal would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Peoples Federal would pay on its deposits would increase rapidly because Peoples Federal's deposits generally have shorter periods of repricing. Assumptions in calculating the amounts in this table are OTS assumptions.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Asset and Liability Management (continued)

                                                           September 30, 1999             September 30, 1998
Change in interest rate        Board limit            $ Change          % Change       $ Change       % Change
    (Basis Points)              % change                in NPV            in NPV         in NPV         in NPV
                                                                       (Dollars in thousands)
       +300                        (70)%               $(7,743)            (84)%       $(5,668)         (40)%
       +200                        (45)                 (5,098)            (55)         (3,494)         (25)
       +100                        (25)                 (2,440)            (26)         (1,578)         (11)
         -                         -                        -                -              -             -
       -100                        (25)                  1,913              21           1,177            8
       -200                        (45)                  3,489              38           2,500           18
       -300                        (70)                  5,095              55           4,138           29

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

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Liquidity and Capital Resources (continued)

OTS regulations at September 30, 1999, required Peoples Federal to maintain an average daily balance of cash, investments in United States Treasury and agency securities and other investments having maturities of five years or less in an amount equal to 4% of the sum of Peoples Federal's average daily balance of net withdrawable deposit accounts and advances from the FHLB. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Peoples Federal may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 1999, Peoples Federal's regulatory liquidity ratio was 17.2%. At such date, Peoples Federal had commitments to originate loans totaling $1.4 million and, in addition, had undisbursed loans in process of $6.5 million. At September 30, 1999, Peoples Federal had no commitments to purchase or sell loans. Peoples Federal considers its liquidity and capital sufficient to meet its outstanding short- and long-term needs. At September 30, 1999, Peoples Federal had commitments for capital expenditures and fees in connection with a new branch office totaling approximately $250,000.

PFC's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by PFC's operating, investing and financing activities. These activities are summarized below for the years ended September 30, 1999, 1998 and 1997:

                                                           Year ended September 30,
                                                   1999              1998             1997
                                                               (In thousands)
Net earnings                                     $  754            $  918          $   806

Adjustments to reconcile net earnings to
  net cash from operating activities               (718)              511             (289)
                                                  -----             -----           ------

Net cash from operating activities                   36             1,429              517

Net cash from investing activities               (5,741)           (3,239)          (2,803)

Net cash from financing activities                5,904              (552)          (5,464)
                                                  -----             -----           ------

Net change in cash and cash equivalents             199            (2,362)          (7,750)

Cash and cash equivalents at
  beginning of year                               2,421             4,783           12,533
                                                  -----             -----           ------

Cash and cash equivalents at end
  of year                                        $2,620            $2,421          $ 4,783
                                                  =====             =====           ======

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Liquidity and Capital Resources (continued)

Peoples Federal is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% or 5% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as adjusted core capital plus certain additional items of capital, which in the case of Peoples Federal includes a general loan loss allowance of $213,000 at September 30, 1999.

Peoples Federal exceeded all of its regulatory capital requirements at September 30, 1999. The following table summarizes Peoples Federal's regulatory capital requirements and regulatory capital at September 30, 1999:

                                                                                       Excess of
                                                                                   regulatory capital
                                                                                      over current           Applicable
                                Regulatory capital        Current requirement          requirement                asset
                                Amount      Percent       Amount      Percent       Amount       Percent          total
                                                                (Dollars in thousands)
Tangible capital                $8,160         8.9%       $1,370         1.5%       $6,790         7.4%         $91,365

Core capital                     8,160         8.9%        3,655         4.0%        4,505         4.9%          91,365

Risk-based capital               8,881        19.3%        3,673         8.0%        5,208        11.3%          45,909


                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Effect of Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 as of October 1, 1998, as required, without material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective October 1, 1998, as required, without material impact on the Corporation's financial statements.

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

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Effect of Recent Accounting Pronouncements (continued)

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's financial position or results of operations.


Potential Impact of Current Legislation on Future Results of Operations

On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act makes sweeping changes in the financial services in which various types of financial institutions may engage. The Glass-Steagall Act, which had generally prevented banks from affiliating with securities and insurance firms, was repealed. A new "financial holding company," which owns only well capitalized and well managed depository institutions, will be permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities.

The GLB Act permits unitary savings and loan holding companies in existence on May 4, 1999, including PFC, to continue to engage in all activities that they were permitted to engage in prior to the enactment of the Act. Such activities are essentially unlimited, provided that the thrift subsidiary remains a qualified thrift lender. Any thrift holding company formed after May 4, 1999, will be subject to the same restrictions as a multiple thrift holding company. In addition, a unitary thrift holding company in existence on May 4, 1999, may be sold only to a financial holding company engaged in activities permissible for multiple savings and loan holding companies.

The GLB Act is not expected to have a material effect on the activities in which PFC and Peoples Federal currently engage, except to the extent that competition with other types of financial institutions may increase as they engage in activities not permitted prior to enactment of the GLB Act.


Year 2000 Compliance Matters

As with most providers of financial services, Peoples Federal's operations are heavily dependent on information technology systems. Peoples Federal has addressed the potential problems associated with the possibility that the computers that control or operate Peoples Federal's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



Year 2000 Compliance Matters (continued)

PFC's primary data processing applications are handled by a third-party service bureau which has advised PFC that it has transferred to a fully year 2000-compliant processing system that was fully tested prior to June 30, 1999. Management has also reviewed PFC's ancillary equipment and has provided the appropriate remedial measures. Total cost incurred to make Peoples Federal Year 2000 compliant, of approximately $40,000, has been charged to general, administrative and other expense.

As a result of the foregoing, PFC has not identified any material specific expenses that are reasonably likely to be incurred by Peoples Federal in future periods in connection with this issue and does not expect to incur significant additional expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that Peoples Federal is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make Peoples Federal's current systems, programs and equipment year 2000 compliant, PFC's net earnings and financial condition could be adversely affected.

While Peoples Federal has endeavored to ensure that its computer-dependent operations are year 2000 compliant, no assurance can be given that some year 2000 problems will not occur. Peoples Federal has developed a Year 2000 contingency/business resumption plan which calls for manual posting of customers' accounts and passbooks. Under the plan, general ledger accounts and other company records will also be posted manually. Management believes manual posting is possible due to the size of Peoples Federal, the relative simplicity of products and records, the number of personnel available to participate in the additional record keeping and the fact that all loan and deposit accounts, except NOW accounts and home equity line of credit loans, are passbook accounts.

In addition to possible expense related to its own systems, PFC could incur losses if year 2000 issues adversely affect Peoples Federal's depositors or borrowers. Such problems could include delayed loan payments due to year 2000 problems affecting any significant borrowers or impairing the payroll systems of large employers in Peoples Federal's primary market area. Because Peoples Federal's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and Peoples Federal's primary market area is not significantly dependent upon one employer or industry, Peoples Federal does not expect any significant or prolonged difficulties that will affect net earnings or cash flow. Finally, Peoples Federal has developed a cash demand, sources of funding and cash delivery plan as part of its Year 2000 contingency planning to meet anticipated additional cash needs between now and early calendar year 2000. PFC could be adversely affected if customers react to publicity about year 2000 by withdrawing deposits or if other third parties, such as governmental agencies, clearing houses, telephone companies, utilities and other services, fail to prepare properly.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Peoples Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Peoples Financial Corporation as of September 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years ended September 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Financial Corporation as of September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.



/s/GRANT THORNTON LLP


Cincinnati, Ohio
November 9, 1999

                          Peoples Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


         ASSETS                                                                                1999                1998
Cash and due from banks                                                                     $   157             $   269
Interest-bearing deposits in other financial institutions                                     2,463               2,152
                                                                                             ------              ------
         Cash and cash equivalents                                                            2,620               2,421

Investment securities designated as available
  for sale - at market                                                                        1,150               2,591
Investment securities held to maturity - at cost, approximate market value
  of $2,000 and $1,045 as of September 30, 1999 and 1998                                      1,956                 967
Mortgage-backed securities designated as available for
  sale - at market                                                                            7,394               8,859
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $3,288 and $4,521
  as of September 30, 1999 and 1998                                                           3,218               4,400
Loans receivable - net                                                                       73,084              64,341
Office premises and equipment - at depreciated cost                                           1,389               1,471
Stock in Federal Home Loan Bank - at cost                                                       924                 861
Accrued interest receivable                                                                     311                 298
Prepaid federal income taxes                                                                    230                 -
Prepaid expenses and other assets                                                               161                  87
                                                                                             ------              ------

         Total assets                                                                       $92,437             $86,296
                                                                                             ======              ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                    $66,276             $65,797
Advances from the Federal Home Loan Bank                                                     11,000               4,000
Other liabilities                                                                               285                 251
Accrued federal income taxes                                                                    -                   329
Deferred federal income taxes                                                                   675                 886
                                                                                             ------              ------
         Total liabilities                                                                   78,236              71,263

Commitments                                                                                      -                   -

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                                      -                   -
  Common stock - authorized 6,000,000 shares without par or
    stated value; 1,491,012 shares issued                                                        -                   -
  Additional paid-in capital                                                                  7,360               7,287
  Retained earnings - restricted                                                              9,874               9,927
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                                729               1,095
  Shares acquired by stock benefit plans                                                       (625)             (1,097)
  Less 225,904 and 139,327 treasury shares, at cost                                          (3,137)             (2,179)
                                                                                             ------              ------
         Total shareholders' equity                                                          14,201              15,033
                                                                                             ------              ------

         Total liabilities and shareholders' equity                                         $92,437             $86,296
                                                                                             ======              ======


The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)

                                                              1999            1998         1997
Interest income
  Loans                                                     $5,239          $4,814       $4,000
  Mortgage-backed securities                                   748             870        1,483
  Investment securities                                        164             222          448
  Interest-bearing deposits and other                          108             199          322
                                                             -----           -----        -----

         Total interest income                               6,259           6,105        6,253

Interest expense
  Deposits                                                   3,163           3,219        3,043
  Borrowings                                                   342              96            4
                                                             -----           -----        -----
         Total interest expense                              3,505           3,315        3,047
                                                             -----           -----        -----


         Net interest income                                 2,754           2,790        3,206

Provision for losses on loans                                   12              42           12
                                                             -----           -----        -----

         Net interest income after
           provision for losses on loans                     2,742           2,748        3,194

Other income
  Gain on sale of investment and mortgage-backed
    securities designated as available for sale                518             683           15
  Other operating                                               51              29           37
                                                             -----           -----        -----
         Total other income                                    569             712           52

General, administrative and other expense
  Employee compensation and benefits                         1,206           1,161        1,057
  Occupancy and equipment                                      262             222          228
  Franchise taxes                                              201             230          227
  Federal deposit insurance premiums                            40              40           61
  Data processing                                              119              81           75
  Advertising                                                   41              33           37
  Other operating                                              328             322          319
                                                             -----           -----        -----
         Total general, administrative
           and other expense                                 2,197           2,089        2,004
                                                             -----           -----        -----

         Earnings before income taxes                        1,114           1,371        1,242

Federal income taxes
  Current                                                      381             455          275
  Deferred                                                     (21)             (2)         161
                                                             -----           -----        -----
         Total federal income taxes                            360             453          436
                                                             -----           -----        -----

         NET EARNINGS                                       $  754          $  918       $  806
                                                             =====           =====        =====

         EARNINGS PER SHARE
           Basic                                              $.60            $.68         $.57
                                                               ===             ===         ====

           Diluted                                            $.60            $.67         $.57
                                                               ===             ===          ===

The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)

                                                                                1999             1998              1997
Net earnings                                                                    $754           $  918            $  806

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of tax (credits) of $(12), $239 and $231
    for the years ended September 30, 1999, 1998 and 1997                        (24)             463               448
  Reclassification adjustment for realized gains included
    in earnings, net of tax of $176, $232 and $5 for the
    years ended September 30, 1999, 1998 and 1997                               (342)            (451)              (10)
                                                                                 ---            -----             -----

Comprehensive income                                                            $388           $  930            $1,244
                                                                                 ===            =====             =====

Accumulated comprehensive income                                                $729           $1,095            $1,083
                                                                                 ===            =====             =====





























The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             For the years ended September 30, 1999, 1998 and 1997
                        (In thousands, except share data)
                                                                                                         Unrealized
                                                                                      Shares               gains on
                                                                                    acquired             securities
                                                                       Additional   by stock Treasury    designated
                                                                Common    paid-in    benefit  shares,  as available Retained
                                                                 stock    capital      plans  at cost      for sale earnings   Total
Balance at October 1, 1996                                         $-     $14,203    $ (597) $    -       $  645   $9,455   $23,706

Return of capital distribution to shareholders                      -      (7,083)       -        -           -        -     (7,083)
Purchase of shares for stock benefit plan                           -          -       (919)      -           -        -       (919)
Purchase of treasury shares                                         -          -         -    (1,285)         -        -     (1,285)
Amortization expense of stock benefit plans                         -          45       100       -           -        -        145
Dividends of $.325 per share                                        -          -         -        -           -      (482)     (482)
Net earnings for the year ended September 30, 1997                  -          -         -        -           -       806       806
Unrealized gains on securities designated as available
  for sale, net of related tax effects                              -          -         -        -          438       -        438
                                                                    --     ------     -----   ------       -----    -----    ------

Balance at September 30, 1997                                       -       7,165    (1,416)  (1,285)      1,083    9,779    15,326

Issuance of shares under stock option plan                          -         (25)       -       101          -        -         76
Purchase of treasury shares                                         -          -         -      (995)         -        -       (995)
Amortization expense of stock benefit plans                         -         147       319       -           -        -        466
Dividends of $.55 per share                                         -          -         -        -           -      (770)     (770)
Net earnings for the year ended September 30, 1998                  -          -         -        -           -       918       918
Unrealized gains on securities designated as available
  for sale, net of related tax effects                              -          -         -        -           12       -         12
                                                                    --     ------     -----   ------       -----    -----    ------

Balance at September 30, 1998                                       -       7,287    (1,097)  (2,179)      1,095    9,927    15,033

Purchase of treasury shares                                         -          -         -      (768)         -        -       (768)
Transfer of shares to treasury upon stock benefit plan termination  -          -        190     (190)         -        -         -
Amortization expense of stock benefit plans                         -          73       282       -           -        -        355
Dividends of $.62 per share                                         -          -         -        -           -      (807)     (807)
Net earnings for the year ended September 30, 1999                  -          -         -        -           -       754       754
Decrease in unrealized gains on securities designated as
  available for sale, net of related tax effects                    -          -         -        -         (366)      -       (366)
                                                                    --     ------     -----   ------       -----    -----    ------

Balance at September 30, 1999                                      $-     $ 7,360    $ (625) $(3,137)     $  729   $9,874   $14,201
                                                                    ==     ======     ======  =======      =====    =====    ======

The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)


                                                                                    1999            1998           1997
Cash flows from operating activities:
  Net earnings for the year                                                      $   754         $   918        $   806
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investments and mortgage-backed securities - net                                30              20             36
    Gain on sale of investment and mortgage-backed
      securities designated as available for sale                                   (518)           (683)           (15)
    Amortization of deferred loan origination fees                                   (27)            (32)            (9)
    Depreciation and amortization                                                    120              98            102
    Provision for losses on loans                                                     12              42             12
    Amortization expense of stock benefit plans                                      355             466            145
    Recovery of loss on investments                                                    5               9             -
    Federal Home Loan Bank stock dividends                                           (62)            (60)           (54)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                    (13)             18             81
      Prepaid expenses and other assets                                              (74)            392           (384)
      Other liabilities                                                                3             (91)          (347)
      Accrued interest payable                                                        31              15              5
      Federal income taxes
        Current                                                                     (559)            319            (22)
        Deferred                                                                     (21)             (2)           161
                                                                                  ------          ------         ------
         Net cash provided by operating activities                                    36           1,429            517

Cash flows provided by (used in) investing activities:
  Purchase of mortgage-backed securities designated
    as available for sale                                                         (2,258)         (4,085)        (3,498)
  Proceeds from sale of mortgage-backed securities
    designated as available for sale                                                  -            1,998          6,501
  Principal repayments on mortgage-backed securities                               4,749           4,348          4,616
  Purchase of investment securities designated as available
    for sale                                                                          -             (999)        (1,500)
  Proceeds from sale of investment securities designated
    as available for sale                                                            527           2,211          3,499
  Purchase of investment securities designated as
    held to maturity                                                              (1,000)             -          (2,000)
  Principal repayments and  maturities of investment securities                    1,012           1,153          1,967
  Loan principal repayments                                                       21,389          22,834         16,323
  Loan disbursements                                                             (30,123)        (30,552)       (28,702)
  Purchase of office premises and equipment                                          (37)           (147)            (9)
                                                                                  ------          ------         ------
         Net cash used in investing activities                                    (5,741)         (3,239)        (2,803)
                                                                                  ------          ------         ------

         Net cash used in operating and investing
           activities (balance carried forward)                                   (5,705)         (1,810)        (2,286)
                                                                                  ------          ------         ------

                          Peoples Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)


                                                                                    1999            1998           1997
         Net cash used in operating and investing
           activities (balance brought forward)                                  $(5,705)        $(1,810)       $(2,286)


Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                   479             137          1,305
  Proceeds from note payable                                                          -               -           3,000
  Repayment of note payable                                                           -           (3,000)            -
  Proceeds from Federal Home Loan Bank advances                                   18,000           4,000             -
  Repayment of Federal Home Loan Bank advances                                   (11,000)             -              -
  Return of capital distribution on common stock                                      -               -          (7,083)
  Purchase of treasury shares                                                       (768)           (995)        (1,285)
  Purchase of shares for stock benefit plans                                          -               -            (919)
  Dividends paid on common stock                                                    (807)           (770)          (482)
  Proceeds from exercise of stock options                                             -               76             -
                                                                                  ------          ------         ------
         Net cash provided by (used in) financing activities                       5,904            (552)        (5,464)
                                                                                  ------          ------         ------

Net increase (decrease) in cash and cash equivalents                                 199          (2,362)        (7,750)

Cash and cash equivalents at beginning of year                                     2,421           4,783         12,533
                                                                                  ------          ------         ------

Cash and cash equivalents at end of year                                         $ 2,620         $ 2,421        $ 4,783
                                                                                  ======          ======         ======

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                         $   929         $   135        $   298
                                                                                  ======          ======         ======

    Interest on deposits and borrowings                                          $ 3,474         $ 3,304        $ 3,039
                                                                                  ======          ======         ======

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                               $  (366)        $    12        $   438
                                                                                  ======          ======         ======










The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Peoples Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of Peoples Federal Savings and Loan Association of Massillon (the "Association"). The Association conducts a general banking business in northeast Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and the Association, and its wholly-owned subsidiary, Massillon Community Service Corporation ("Massillon") . At September 30, 1999 and 1998, Massillon had no assets and was inactive. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. The Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale totaling approximately $729,000 and $1.1 million at September 30, 1999 and 1998, respectively.

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

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

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


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

    At September 30, 1999 and 1998, the Association had no loans that would be defined as impaired under SFAS No. 114.

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

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    Deferral of income taxes results primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    9.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $218,000, $215,000 and $203,000 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. During 1999, the Board adopted a
    resolution   terminating  the  ESOP.   Accordingly,   the  remaining  18,930
    unallocated ESOP shares have been reflected as treasury shares following retirement of the outstanding ESOP loan.

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans (continued)

    The Association also provides retirement benefits through contributions to a discretionary 401(k) plan. Expense recorded under the plan totaled $21,000 for fiscal 1997. Due to contributions made to the ESOP, the Company did not make matching contributions to the 401(k) plan during fiscal 1999 and 1998.

    The Corporation also has a Recognition and Retention Plan ("RRP"). Subsequent to the common stock offering the RRP purchased 59,640 shares of the Corporation's common stock in the open market. A total of 49,501 shares available under the RRP have been awarded to officers and directors of the Corporation, leaving 10,139 shares available for allocation. Common stock awarded under the RRP is earned by plan participants and distributed ratably over a five year period, commencing with the date of grant. A provision of $147,000 related to the RRP was charged to expense for each of the fiscal years ended September 30, 1999 and 1998 and $80,000 for fiscal 1997.

    10.  Earnings Per Share and Capital Distributions

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to a reduction for 31,812, 45,676 and 59,132 weighted-average unallocated shares held by the ESOP, totaled 1,265,566, 1,354,032 and 1,420,414 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,265,566, 1,372,595 and 1,420,414 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 18,563 for the fiscal year ended September 30, 1998. Options to purchase 131,422, 3,000 and 104,371 shares of common stock with a respective weighted average exercise price of $12.38, $12.50 and $12.41, were outstanding at September 30, 1999, 1998 and 1997, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

    During fiscal 1997, the Corporation declared capital distributions of $5.32 per common share. Of this amount $5.00 per share was paid in September 1997 from funds retained by the Corporation in the conversion to stock form and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital. Additionally, management determined that approximately $5.00 of the distribution constituted a tax-free return of capital. In October 1999, the Corporation declared a special $3.00 per share distribution which is payable in November 1999.

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1999 and 1998:

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

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the interest rates currently offered for advances of similar remaining maturities or, when available, quoted market prices.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1999 and 1998, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                                            1999                            1998
                                                                 Carrying         Fair            Carrying         Fair
                                                                    value        value               value        value
                                                                                      (In thousands)
    Financial assets
      Cash and cash equivalents                                   $ 2,620      $ 2,620             $ 2,421      $ 2,421
      Investment securities                                         3,106        3,150               3,558        3,636
      Mortgage-backed securities                                   10,612       10,682              13,259       13,380
      Loans receivable                                             73,084       71,731              64,341       67,752
      Federal Home Loan Bank stock                                    924          924                 861          861
                                                                   ------       ------              ------       ------

                                                                  $90,346      $89,107             $84,440      $88,050
                                                                   ======       ======              ======       ======

    Financial liabilities
      Deposits                                                    $66,276      $66,234             $65,797      $66,094
      Advances from the Federal Home Loan Bank                     11,000       10,999               4,000        4,001
                                                                   ------       ------              ------       ------

                                                                  $77,276      $77,233             $69,797      $70,095
                                                                   ======       ======              ======       ======

    13.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investment securities at September 30, 1999 and 1998, are as follows:

                                                                                         1999
                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                     (In thousands)
    Held to maturity:
      Municipal obligations                                    $  956         $   47                $  3         $1,000
      Federal Home Loan Bank obligations                        1,000            -                    -           1,000
                                                                -----          -----                 ---          -----
                                                                1,956             47                   3          2,000

    Available for sale:
      FHLMC stock                                                  22          1,128                 -            1,150
                                                                -----          -----                 ---          -----

         Total investment securities                           $1,978         $1,175                $  3         $3,150
                                                                =====          =====                 ===          =====


                                                                                         1998
                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                     (In thousands)
    Held to maturity:
      Municipal obligations                                    $  967         $   82                $  4         $1,045

    Available for sale:
      U.S. Government obligations                                 999              4                  -           1,003
      FHLMC stock                                                  31          1,557                  -           1,588
                                                                -----          -----                 ---          -----
         Total investments available for sale                   1,030          1,561                  -           2,591
                                                                -----          -----                 ---          -----

         Total investment securities                           $1,997         $1,643                $  4         $3,636
                                                                =====          =====                 ===          =====

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of investment securities at September 30, 1999, including those designated as available for sale, are shown below by term to maturity.

                                                                              Estimated
                                                            Amortized              fair
                                                                 cost             value
                                                                      (In thousands)
    Due in one year or less                                    $1,012           $ 1,012
    Due after one year through five years                         143               143
    Due in five to ten years                                      170               175
    Due after ten years                                           631               670
                                                                -----             -----
                                                                1,956             2,000
    FHLMC stock                                                    22             1,150
                                                                -----             -----

                                                               $1,978            $3,150
                                                                =====             =====

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at September 30, 1999 and 1998, are shown below:

                                                                                          1999
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Government National Mortgage
        Association participation certificates                $ 1,664             $ 23             $  -         $ 1,687
      Federal Home Loan Mortgage
        Corporation participation certificates                    874               18                -             892
      Federal National Mortgage Association
        participation certificates                                680               29                -             709
                                                               ------              ---              ---          ------
         Total mortgage-backed securities
           held to maturity                                     3,218               70                -           3,288

    Available for sale:
      Government National Mortgage
        Association participation certificates                  1,898               12                 6          1,904
      Federal Home Loan Mortgage
        Corporation participation certificates                  3,665               13                 8          3,670
      Federal National Mortgage Association
        participation certificates                              1,007               -                 28            979
      Collateralized mortgage obligation -
        FHLMC REMIC                                               121                2                -             123
      Guardian Savings and Loan participation
        certificates                                              694               -                 10            684
      Discovery Resort Limited, partnership notes                  34               -                 -              34
                                                               ------              ---               ---         ------
         Total mortgage-backed securities
           available for sale                                   7,419               27                52          7,394
                                                               ------              ---               ---         ------

         Total mortgage-backed securities                     $10,637             $ 97              $ 52        $10,682
                                                               ======              ===               ===         ======

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

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
                                                               ======              ===               ===         ======

    The amortized cost and estimated fair values of mortgage-backed securities at September 30, 1999, including those designated as available for sale, are shown below by contractual term to maturity. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                           Estimated
                                                    Amortized                   fair
                                                         cost                  value
                                                               (In thousands)
    Due after one through five years                  $    34                $    34
    Due in five to ten years                              954                    979
    Due after ten years                                 9,649                  9,669
                                                       ------                 ------

                                                      $10,637                $10,682
                                                       ======                 ======

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                              1999           1998
                                                                 (In thousands)
    Residential real estate
      One- to four-family                                  $63,605        $54,237
      Multi-family                                             392            320
      Construction                                          12,215          9,831
    Nonresidential real estate                               3,406          3,897
    Consumer and other loans                                   223            360
                                                            ------         ------
                                                            79,841         68,645
    Less:
      Deferred loan origination fees (costs), net               16            (26)
      Undisbursed portion of loans in process                6,528          4,134
      Allowance for losses on loans                            213            196
                                                            ------         ------

                                                           $73,084        $64,341
                                                            ======         ======

    The Association's lending efforts have historically focused on one- to four-family residential real estate loans, which comprise approximately $69.1 million, or 95%, of the total loan portfolio at September 30, 1999, and approximately $59.9 million, or 93% of the total loan portfolio, at September 30, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northeast Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Association's primary lending area are presently stable.

    In the ordinary course of business, the Association has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $290,000 and $263,000 at September 30, 1999 and 1998, respectively.

    From time to time, the Corporation has retained a director to perform legal services. Fees paid for such services totaled approximately $16,000 in each of the years ended September 30, 1999 and 1998 and $17,000 for the year ended September 30, 1997.

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                    1999           1998           1997
                                                             (In thousands)
    Balance at beginning of year                    $196           $145         $  193
    Provision for losses on loans                     12             42             12
    Charge-offs                                       -              -             (60)
    Recoveries                                         5              9             -
                                                     ---            ---            ---

    Balance at end of year                          $213           $196           $145
                                                     ===            ===            ===

    As of September 30, 1999, the Association's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at September 30, 1999, 1998 and 1997, totaled $114,000, $115,000 and $2,000, respectively. There was no material loss of interest income on nonperforming loans for the years ended September 30, 1999, 1998 and 1997.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 is comprised of the following:

                                                          1999           1998
                                                             (In thousands)
    Land                                                $  355         $  355
    Building and improvements                            1,216          1,216
    Furniture and equipment                              1,028            990
                                                         -----          -----
                                                         2,599          2,561
      Less accumulated depreciation and
        amortization                                     1,210          1,090
                                                         -----          -----

                                                        $1,389         $1,471
                                                         =====          =====

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-
    average interest rate                                                1999                           1998
                                                               Amount          %                  Amount         %
                                                                                (Dollars in thousands)
    NOW accounts
      1999 - 1.50%                                            $ 2,064         3.1%
      1998 - 1.75%                                                                               $ 1,824         2.8%
    Passbook
      1999 - 2.00%                                             10,869        16.4
      1998 - 2.00%                                                                                10,433        15.8
    Money market demand accounts
      1999 - 2.19%                                              2,603         3.9
      1998 - 2.19%                                                                                 2,616         4.0
                                                               ------       -----                 ------       -----
    Total demand, transaction and
      passbook deposits                                        15,536        23.4                 14,873        22.6

    Certificates of deposit
      Original maturities of:
        Up to 12 months
          1999 - 4.69%                                         11,085        16.8
          1998 - 5.25%                                                                            12,507        19.0
        Over 12 months to 94 months
          1999 - 5.67%                                         39,567        59.7
          1998 - 5.98%                                                                            38,291        58.2
      Individual retirement accounts
        1999 - 1.50%                                               88          .1
        1998 - 1.50%                                                                                 126          .2
                                                               ------       -----                 ------       -----

    Total certificates of deposit                              50,740        76.6                 50,924        77.4
                                                               ------       -----                 ------       -----

    Total deposit accounts                                    $66,276       100.0%               $65,797       100.0%
                                                               ======       =====                 ======       =====

     At September 30, 1999 and 1998, the Association had deposit accounts with balances of $100,000 or more totaling $5.4 million and $5.9 million, respectively.

     Interest expense on deposits is summarized as follows for the years ended September 30:

                                                    1999            1998           1997
                                                               (In thousands)
    NOW accounts                                  $   24          $   22         $   18
    Passbook                                         216             217            241
    Money market demand accounts                      58              62             57
    Certificates of deposit                        2,865           2,918          2,727
                                                   -----           -----          -----

                                                  $3,163          $3,219         $3,043
                                                   =====           =====          =====

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                  1999                1998
                                                       (In thousands)
    Up to one year                             $28,674             $29,268
    Over one year to two years                  12,562              14,383
    Over two years to three years                5,144               3,310
    Over three years to four years               3,750               1,413
    Over four years to five years                  593               2,218
    Over five years                                 17                 332
                                                ------              ------

                                               $50,740             $50,924
                                                ======              ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1999 and 1998, by pledges of certain residential mortgage loans totaling $16.5 million and $6.0 million, respectively, and the Association's investment in Federal Home Loan Bank stock, are summarized as follows:

                                      Maturing fiscal
    Interest rate                      year ending in                    1999                 1998
                                                                              (In thousands)
    5.69% - 5.90%                          1999                       $     -               $4,000
    5.39% - 5.57%                          2000                        11,000                   -
                                                                       ------                -----

                                                                      $11,000               $4,000
                                                                       ======                =====

    Weighted-average interest rate                                       5.45%                5.74%
                                                                         ====                 ====

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                            1999           1998           1997
                                                                                     (In thousands)
    Federal income taxes at statutory rate                                  $379           $466           $422
    Increase (decrease) in taxes resulting from:
      Interest on municipal obligations                                      (17)           (12)           (12)
      Other                                                                   (2)            (1)            26
                                                                             ---            ---            ---
    Federal income taxes per consolidated
      financial statements                                                  $360           $453           $436
                                                                             ===            ===            ===

    Effective tax rate                                                      32.3%          33.0%          35.1%
                                                                            ====           ====           ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:


    Taxes (payable) refundable on temporary                                   1999         1998
    differences at statutory rate:                                             (In thousands)
    Deferred tax assets:
      Net deferred loan origination fees                                     $  81       $   71
      General loan loss allowance                                               72           67
      Employee benefit plan expense                                             73           27
      Other                                                                     -            11
                                                                              ----        -----
         Deferred tax assets                                                   226          176

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                  (215)        (194)
      Difference between book and tax depreciation                            (121)        (115)
      Percentage of earnings bad debt deduction                               (189)        (189)
      Unrealized gains on securities designated as available for sale         (374)        (564)
      Other                                                                     (2)          -
                                                                              ----        -----
         Deferred tax liabilities                                             (901)      (1,062)
                                                                              ----        -----

         Net deferred tax liability                                          $(675)      $ (886)
                                                                              ====        =====

    The Association was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that previously qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1999, include approximately $2.4 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $630,000 at September 30, 1999. The Association is required to recapture as taxable income approximately $560,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its reserve in the future. The Association has provided deferred taxes for this amount and will amortize the recapture of its bad debt reserve over a six year period, commencing in fiscal 1999.

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE I - LOAN COMMITMENTS

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

    At September 30, 1999, the Association had outstanding commitments of approximately $1.4 million to originate loans. Additionally, the Association had undisbursed loans in process of $6.5 million at September 30, 1999. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1999, and will be funded from normal cash flow from operations.


NOTE J - REGULATORY CAPITAL

    The Association is subject to the regulatory capital requirements of the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

    Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk.

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE J - REGULATORY CAPITAL (continued)

    The risk-based capital requirement provides for the maintenance of adjusted core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    During the calendar year, the Association was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Association must maintain minimum capital ratios as set forth in the following table.

    As of September 30, 1999 and 1998, management believes that the Association met all capital adequacy requirements to which it was subject. The major cause of changes in capital and ratios presented below is the declaration of dividends of $3.8 million from the Association to the Corporation during fiscal 1999.

                                                                As of September 30, 1999
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                     $8,160      8.9%        =>$1,370    =>1.5%          =>$4,568     => 5.0%

    Core capital                         $8,160      8.9%        =>$3,655    =>4.0%          =>$5,482     => 6.0%

    Risk-based capital                   $8,881     19.3%        =>$3,673    =>8.0%          =>$4,591     =>10.0%


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

    Core capital                        $10,947    13.0%         =>$2,534    =>3.0%          =>$5,068     => 6.0%

    Risk-based capital                  $11,143    26.0%         =>$3,433    =>8.0%          =>$4,292     =>10.0%


                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE J - REGULATORY CAPITAL (continued)

    The Corporation's management believes that, under the current regulatory capital regulations, the Association will continue to meets its minimum capital requirements in the foreseeable future. However, events beyond the control of management, such as increased interest rates or an economic downturn in the Association's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE K - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of Peoples Financial Corporation as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended September 30, 1999, 1998 and 1997.

                          Peoples Financial Corporation

                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

         ASSETS                                                                    1999              1998
    Cash and due from banks                                                      $1,145           $    -
    Interest-bearing deposits in other financial institutions                        13               205
    Loan receivable from ESOP                                                        -                336
    Investment in Peoples Federal Savings and Loan Association
      of Massillon                                                                8,889            12,042
    Prepaid expenses and other assets                                                66                70
    Accounts receivable from Peoples Federal Savings and Loan
      Association of Massillon                                                    4,097             2,405
                                                                                 ------            ------

         Total assets                                                           $14,210           $15,058
                                                                                 ======            ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

    Other liabilities                                                           $     9           $    25

    Shareholders' equity
      Additional paid-in capital                                                  7,360             7,287
      Unrealized gains on securities designated as available
        for sale, net of related tax effects                                        729             1,095
      Retained earnings                                                           9,874             9,927
      Shares acquired by stock benefit plans                                       (625)           (1,097)
      Treasury shares                                                            (3,137)           (2,179)
                                                                                 ------            ------
         Total shareholders' equity                                              14,201            15,033
                                                                                 ------            ------

         Total liabilities and shareholders' equity                             $14,210           $15,058
                                                                                 ======            ======

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE K - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION (continued)

                          Peoples Financial Corporation

                             STATEMENTS OF EARNINGS
                            Year ended September 30,
                                 (In thousands)

                                                          1999               1998                1997
    Revenue
      Interest income                                     $ 46             $   54              $  437
      Other income                                          -                  -                    4
      Equity in earnings of subsidiary                     805                997                 664
                                                           ---              -----               -----
         Total revenue                                     851              1,051               1,105

    Interest expense                                        -                  19                  20

    General and administrative expenses                    123                154                 198
                                                           ---              -----               -----

         Earnings before income taxes (credits)            728                878                 887

    Federal income taxes (credits)                         (26)               (40)                 81
                                                           ---              -----               -----

         NET EARNINGS                                     $754             $  918              $  806
                                                           ===              =====               =====


                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE K - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION (continued)

                          Peoples Financial Corporation

                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)

                                                                                    1999            1998           1997
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                   $  754          $  918         $  806
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                           (805)           (997)          (809)
        Amortization of expense related to stock benefit plans                       147             147            145
        Gain on sale of securities designated as available for sale                   -               -              (4)
        Increases (decreases) in cash due to changes in:
          Other assets                                                                 4             330           (362)
          Other liabilities                                                          (16)            (65)             1
          Other                                                                       -               -            (530)
                                                                                   -----           -----          -----
         Net cash provided by (used in) operating activities                          84             333           (753)

    Cash flows provided by (used in) investing activities:
      Purchase of securities available for sale                                       -               -          (3,020)
      Dividends received from subsidiary                                           2,108           4,090             -
      Maturities of investment securities                                             -               -           3,502
      Proceeds from sale of securities designated as available
        for sale                                                                      -               -           4,293
      Repayments on ESOP loan                                                        336             161            100
                                                                                   -----           -----          -----
         Net cash provided by investment activities                                2,444           4,251          4,875

    Cash flows provided by (used in) financing activities:
      Proceeds from (repayment of) note payable                                       -           (3,000)         3,000
      Return of capital distribution                                                  -               -          (7,083)
      Dividends on common stock                                                     (807)           (770)          (482)
      Purchase of shares for stock benefit plan                                       -               -            (919)
      Purchase of treasury stock                                                    (768)           (995)        (1,285)
      Proceeds from exercise of stock options                                         -               76             -
                                                                                   -----           -----          -----
         Net cash used in financing activities                                    (1,575)         (4,689)        (6,769)
                                                                                   -----           -----          -----

    Net increase (decrease) in cash and cash equivalents                             953            (105)        (2,647)

    Cash and cash equivalents at beginning of year                                   205             310          2,957
                                                                                   -----           -----          -----

    Cash and cash equivalents at end of year                                      $1,158          $  205         $  310
                                                                                   =====           =====          =====

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE L - STOCK OPTION PLAN

    During fiscal 1997, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 104,371 shares of authorized, but unissued shares of common stock at the fair market value at the date of grant. The Corporation granted options to purchase 37,275 shares to members of the Board of Directors and 67,096 shares to certain employees at an exercise price of $16.00 per share. In order to give effect to a return of capital distribution paid in fiscal 1997, the number of shares granted under option and the exercise price were adjusted in fiscal 1998 to 134,427 and $12.41 per share, respectively.

    The Corporation accounts for the stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended September 30:

                                                                            1999           1998           1997
    Net earnings (In thousands)             As reported                     $754           $918           $806
                                                                             ===            ===            ===

                                              Pro-forma                     $752           $917           $767
                                                                             ===            ===            ===

    Earnings per share
      Basic                                 As reported                     $.60           $.68           $.57
                                                                             ===            ===            ===

                                              Pro-forma                     $.59           $.68           $.54
                                                                             ===            ===            ===

      Diluted                               As reported                     $.60           $.67           $.57
                                                                             ===            ===            ===

                                              Pro-forma                     $.59           $.67           $.54
                                                                             ===            ===            ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 1999, 1998 and 1997; dividend yield of 1.7% and expected volatility of 12.0%; risk-free interest rate of 6.5% and expected life of ten years.

                          Peoples Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE L - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of September 30, 1999, 1998 and 1997, and changes during the years then ended, is presented below:

                                               1999                            1998                       1997
                                                   Weighted-                       Weighted-                  Weighted-
                                                     average                         average                    average
                                                    exercise                        exercise                   exercise
                                         Shares        price         Shares            price         Shares       price
    Outstanding at beginning of year    131,262      $12.50         104,371          $16.00             -        $  -
    Adjustment for return of capital
      distribution                           -          -            30,056           (3.59)            -           -
    Granted                               5,761        9.69           3,000           16.44         104,371       16.00
    Exercised                                -          -            (6,165)          12.41             -           -
    Forfeited                            (5,601)      12.41              -              -               -           -
                                        -------       -----         -------           -----         -------       -----

    Outstanding at end of year          131,422      $12.38         131,262          $12.50         104,371      $16.00
                                        =======       =====         =======           =====         =======       =====

    Options exercisable at year-end      46,053      $12.46          20,716          $12.41             -        $  -
                                        =======       =====         =======           =====         =======       =====
    Weighted-average fair value of
      options granted during the year                $ 3.41                          $ 1.96                      $ 4.76
                                                      =====                           =====                       =====


    The following information applies to options outstanding at September 30, 1999:

    Number outstanding                                                 131,422
    Exercise price                                              $9.69 - $16.44
    Weighted-average exercise price                                     $12.38
    Weighted-average remaining contractual life                      7.6 years