Form 10KSB, Exhibit 13
period 2000-09-30
PEOPLES FINANCIAL CORP \OH\
filed 2000-12-28
CIK 1011221

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

     1. Management's determination of the amount of the allowance for loan losses set forth under "Financial Condition," "Comparison of Results of Operations for the Years Ended September 30, 2000 and 1999" and "Comparison of Results of Operations for the Years Ended September 30, 1999 and 1998;"

     2. The analysis of interest rate risk set forth under "Asset and Liability Management;"

     3. The statement set forth under "Liquidity and Capital Resources" that Peoples Federal considers its liquidity and capital sufficient to meet its outstanding short-term and long-term needs;

     4. The expected impact of the "Gramm-Leach-Bliley Act," as set forth under "Potential Impact of Current Legislation on Future Results of Operations;"

     5.   Management's   estimate  as  to  the  effects  of  recent   accounting
          pronouncements as set forth under "Effects of Recent Accounting Pronouncements."


Discussion of Changes in Financial Condition from September 30, 1999 to September 30, 2000

PFC's consolidated assets totaled $100.4 million at September 30, 2000, an increase of $8.0 million, or 8.7%, over the $92.4 million total at September 30, 1999. The principal changes in the composition of assets during the year ended September 30, 2000, consisted of an increase in loans receivable, offset by decreases in interest-bearing deposits in other financial institutions and investment and mortgage-backed securities. This increase in assets was funded primarily from increases of $7.7 million in borrowings and $4.5 million in deposits, which were partially offset by a $3.9 million decrease in shareholders' equity, resulting from dividend distributions.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Changes in Financial Condition from September 30, 1999 to September 30, 2000 (continued)

Interest-bearing deposits in other financial institutions totaled $1.2 million at September 30, 2000, a decrease of $1.3 million from September 30, 1999 levels. Investment securities and mortgage-backed securities totaled $10.8 million at September 30, 2000, as compared to $13.7 million at September 30, 1999, a decrease of $2.9 million, or 21.0%. Investment securities decreased due to maturities of a FHLB certificate of deposit and municipal bonds totaling $1.0 million. Mortgage-backed securities decreased due to principal repayments totaling $2.2 million, partially offset by purchases of $1.0 million. Such proceeds, coupled with FHLB advances and increases in deposits, were used principally to fund the growth in the loan portfolio.

Loans  receivable  totaled  $84.8  million at September 30, 2000, an increase of
$11.7 million, or 16.1%, over the $73.1 million total at September 30, 1999. Loan disbursements of $28.7 million were partially offset by principal repayments of $17.0 million during the year ended September 30, 2000. The increase in loans was comprised primarily of an $11.7 million increase in one- to four-family and construction loans, including a net decrease in undisbursed loans in process of $1.2 million. Loans secured by nonresidential real estate and consumer and other loans increased by $243,000 and multi-family real estate loans decreased by $79,000.

Peoples Federal's allowance for loan losses totaled $235,000 at September 30, 2000, compared to $213,000 at September 30, 1999. Nonperforming loans amounted to $223,000 at September 30, 2000, compared to $114,000 at September 30, 1999. The allowance for loan losses represented .26% and .27% of total loans at September 30, 2000 and 1999, respectively and 105.4% and 186.8% of nonperforming loans on the same dates.

Management believes that the allowance for loan losses at September 30, 2000 is appropriate based on the available facts and circumstances. There can be no assurance, however, that the allowance will be adequate to absorb actual loan losses during future periods. The amount of loan losses experienced may increase due to growth in the loan portfolio generally; increases in the amount of the portfolio consisting of higher risk loan types, such as nonresidential real estate loans, construction loans and consumer and other loans; economic changes locally or nationally, including changes in interest rates, employment rates and property values; and unexpected problems with specific loans. If additions to the allowance are necessary in future periods, such additions would reduce PFC's net earnings.

Deposits totaled $70.8 million at September 30, 2000, compared to $66.3 million at September 30, 1999, an increase of $4.5 million, or 6.8%. The increase in deposits resulted primarily from growth at a new branch location, coupled with management's overall pricing strategies. Certificates of deposit increased by $3.9 million as Peoples Federal generally offered rates designed to increase certificates and maintain the cost of funds at an acceptable level. NOW accounts increased by $801,000, while passbook and money market demand deposits decreased by $211,000 during fiscal 2000.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Discussion of Changes in Financial Condition from September 30, 1999 to September 30, 2000 (continued)

Borrowings consisted of advances from the FHLB of $18.7 million at September 30, 2000, compared to $11.0 million at September 30, 1999, an increase of $7.7 million. These borrowings were used primarily to fund the increase in loans.

Shareholders' equity totaled $10.3 million at September 30, 2000, a decrease of $3.9 million, or 27.4%, from the September 30, 1999 level. The decrease resulted primarily from payment of regular and special dividends of $4.4 million, and a reduction in net unrealized gains on securities designated as available for sale of $416,000, which were partially offset by net earnings of $585,000 and the effects of terminating stock benefit plans in the amount of $384,000.

Comparison of Results of Operations for the Years Ended September 30, 2000 and 1999

General

The operating results of PFC are affected by general economic conditions, the monetary and fiscal policies of the U. S. Government and the regulatory policies of agencies that regulate financial institutions. The net earnings of PFC and Peoples Federal are primarily dependent on net interest income, which is the difference between interest earned on loans and other interest-earning assets and interest expense incurred on deposits and borrowed funds.

Net earnings totaled $585,000 for the year ended September 30, 2000, a decrease of $169,000, or 22.4%, from net earnings of $754,000 recorded for fiscal 1999. The decrease in net earnings was due primarily to a decrease in net interest income of $119,000 and an increase in general, administrative and other expense of $224,000, which were partially offset by an increase in net gains on the sale of investment and mortgage-backed securities of $85,000, an increase in other income of $13,000 and a decrease of $76,000 in the provision for federal income taxes.

Net Interest Income

Total interest income for the year ended September 30, 2000, totaled $7.0 million, an increase of $696,000, or 11.1%, over the $6.3 million recorded in fiscal 1999. Interest income on loans increased by $763,000, or 14.6%. The increase resulted primarily from a $10.3 million, or 15.0%, increase in the weighted-average outstanding balance of loans receivable, partially offset by a 3 basis point (100 basis points equals one percent) decrease in weighted-average yield to 7.56% in 2000, from 7.59% in 1999. Interest income on mortgage-backed securities, investment securities and interest-bearing deposits decreased by $67,000, or 6.6%. The decrease resulted primarily from a $3.3 million, or 18.5%, decrease in the average balance of such assets, partially offset by a 62 basis point increase in weighted-average yield on mortgage-backed securities, a 100 basis point increase in weighted-average yield on investment securities and a 132 basis point increase in weighted-average yield on interest-bearing deposits.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended September 30, 2000 and 1999 (continued)

Net Interest Income (continued)

Interest expense on deposits totaled $3.3 million for the year ended September 30, 2000, an increase of $160,000, or 5.1%, over the $3.2 million recorded in fiscal 1999. This increase was due primarily to a $2.3 million, or 3.5%, increase in the weighted-average outstanding balance of deposits and an increase in the weighted-average cost of deposits of 6 basis points, to 4.82% in 2000 from 4.74% in 1999. Interest expense on borrowings totaled $997,000 in fiscal 2000, an increase of $655,000, or 191.5%, over fiscal 1999. This increase was due primarily to a $9.0 million increase in the weighted-average outstanding balance of advances from the FHLB and an increase in the weighted-average interest rate paid of 132 basis points, to 6.26% from 4.94%. Peoples Federal had advances from the FHLB outstanding throughout fiscal 2000 and 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $119,000, or 4.3%, to $2.6 million for the year ended September 30, 2000. The interest rate spread decreased to 2.31% in fiscal 2000, from 2.43% in fiscal 1999, while the net interest margin decreased to 2.80% in fiscal 2000, from 3.16% in fiscal 1999.

Provision for Losses on Loans

The provision for losses on loans was $12,000 for each of the years ended September 30, 2000 and 1999. Management believes that the continuation of periodic increases in the allowance for loan losses is prudent based upon the inherent risk of loss related to loans, the increase in the outstanding portfolio balance, current and anticipated economic conditions as measured by leading economic indicators and local employment data, the level of nonperforming loans and past loss experience. There can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $667,000 for the year ended September 30, 2000, compared to $569,000 for fiscal 1999. FHLMC common stock was sold during the year ended September 30, 2000 for $616,000, resulting in a gain of $603,000. During the year ended September 30, 1999, FHLMC common stock was sold for $527,000, resulting in a gain of $518,000. Other operating income increased by $13,000, or 25.5%, due primarily to increased automated teller machine ("ATM") and NOW fee income. Also included in other operating income are late charges on loans and safe deposit box rentals.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended September 30, 2000 and 1999 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $2.4 million for the year ended September 30, 2000, compared to $2.2 million for fiscal 1999, an increase of $224,000, or 10.2%. Employee compensation and benefits increased by $155,000, or 12.9% in fiscal 2000, compared to fiscal 1999. Salaries and wages and directors fees increased by $125,000 due to normal merit increases, the addition of an executive officer and hiring of personnel to staff the new branch office.

A deferred compensation plan was established in fiscal 2000 as the final step needed to terminate PFC's employee stock benefit plans and eliminate the related cost. Funds equal to the estimated liability for the deferred compensation plan were placed in a trust, resulting in expense of $266,000 in fiscal 2000. Contributions to Peoples Federal's 401(k) benefit plan were frozen during eight months of fiscal 2000 and all of fiscal 1999. The cost of the 401(k) employee benefit plan was $12,000 for fiscal 2000. There was no cost in fiscal 1999 for either of these plans. The termination of the ESOP and the RRP reduced benefit costs by $279,000 during fiscal 2000, compared to fiscal 1999. Health care costs increased by $12,000 in fiscal 2000 over fiscal 1999 due to the cost of coverage for new employees and higher premium rates. Payroll tax expense increased by $19,000 in fiscal 2000 over fiscal 1999 due to increased compensation and the timing of FICA taxability of the deferred compensation plan.

Occupancy and equipment expense totaled $269,000 for the year ended September 30, 2000, an increase of $7,000, or 2.7%, over fiscal 1999. Rent expense for fiscal 2000, totaling $19,000, includes the annual cost for the North Canton lending office and the cost for a new branch office from the mid-July opening date to year end. A refund of rental cost realized at the end of the first lease term of the lending office had reduced fiscal 1999 rent expense to a negligible amount. Repairs and maintenance for fiscal 2000 decreased by $13,000 compared to fiscal 1999, principally because less building maintenance was required. Ohio franchise taxes for the year ended September 30, 2000 were $173,000, a decrease of $28,000, or 13.9%, from fiscal 1999, principally based on a decline in shareholders' equity. Data processing totaled $122,000 for fiscal 2000, an increase of $3,000, or 2.5%, over fiscal 1999, principally due to costs for the new branch in fiscal 2000 offset by year 2000 compliance testing costs incurred in fiscal 1999. Advertising totaled $66,000 for fiscal 2000, an increase of $25,000, or 61.0%, over fiscal 1999, principally due to increased local newspaper advertising and promotional costs. Other operating expense totaled $409,000 for fiscal 2000, an increase of $81,000, or 24.7%, over fiscal 1999, principally due to increased employee seminar attendance, professional fees connected with the employee benefit plan termination, marketing and supply costs connected with the new branch office.

Federal Income Taxes

The provision for federal income taxes totaled $284,000 for the year ended September 30, 2000, a decrease of $76,000, or 21.1%, from the $360,000 provision recorded in fiscal 1999. The decrease was primarily due to the decrease in net earnings before taxes of $245,000, or 22.0%. PFC's effective tax rates were 32.7% for fiscal 2000 and 32.3% for fiscal 1999.

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

Net Interest Income

Total interest income for the year ended September 30, 1999, totaled $6.3 million, an increase of $154,000, or 2.5%, over the $6.1 million recorded in fiscal 1998. Interest income on loans increased by $425,000, or 8.8%. The increase resulted primarily from an $8.2 million increase in the weighted-average outstanding balance of loans receivable, partially offset by a 32 basis point decrease in weighted-average yield to 7.59% in 1999, from 7.91% in 1998. Interest income on mortgage-backed securities, investment securities and interest-bearing deposits decreased by $271,000, or 21.0%. The decrease resulted primarily from a $2.7 million decrease in the average balance of such assets and a 73 basis point decrease in weighted-average yield on mortgage-backed securities, a 31 basis point decrease in weighted-average yield on investment securities and a 97 basis point decrease in weighted average yield on interest-bearing deposits.

Interest expense on deposits for the year ended September 30, 1999, totaled $3.2 million, a decrease of $56,000, or 1.7%, from fiscal 1998. This decrease was due primarily to a decrease in the weighted-average cost of deposits of 20 basis points, to 4.74% in 1999 from 4.94% in 1998, partially offset by a $1.6 million increase in the weighted-average outstanding balance of deposits. Interest expense on borrowings increased to $342,000 in fiscal 1999 from $96,000 in fiscal 1998. This increase was due primarily to a $5.1 million increase in the weighted-average outstanding balance of advances from the FHLB, from $1.8 million to $6.9 million, and a decrease in the weighted-average interest rate paid of 35 basis points. Peoples Federal had advances from the FHLB outstanding throughout fiscal 1999, compared to only approximately five months in fiscal 1998, while a note payable was outstanding for part of the first month of fiscal 1998 only.

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

Other Income

Other income totaled $569,000 for the year ended September 30, 1999, compared to $712,000 for fiscal 1998. FHLMC common stock was sold during the year ended September 30, 1999 for $527,000, resulting in a gain of $518,000. During the year ended September 30, 1998, FHLMC common stock with a book value of $15,000 was sold and a gain of $696,000 was realized, while mortgage-backed and investment securities with a book value of $3.5 million were sold and a loss of $13,000 was realized. Other operating income increased by $22,000 due to increased fee income, including ATM fees of $18,000 in fiscal 1999 compared to less than $1,000 in fiscal 1998, and safe deposit box rentals. Also included in other operating income are late charges on loans.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.2 million for the year ended September 30, 1999, compared to $2.1 million for fiscal 1998, an increase of $108,000, or 5.2%. Employee compensation and benefits increased by $45,000, or 3.9% in fiscal 1999, compared to fiscal 1998. Salaries, wages and directors fees increased by $22,000 due to normal merit increases and hiring of additional personnel. Contributions to Peoples Federal's 401(k) benefit plan were frozen during fiscal 1999 and 1998, and in fiscal 1998 an excess provision of $12,000 for Peoples Federal's 401(k) benefit plans was reversed. Other employee benefit plans increased by $3,000 in fiscal 1999 over fiscal 1998. Other employment benefits increased by $8,000 primarily due to increases in health insurance premium rates and payroll taxes.

Occupancy and equipment expense totaled $262,000 for the year ended September 30, 1999, an increase of $40,000, or 18.0%, over fiscal 1998. Depreciation expense increased by $22,000 primarily due to ATM equipment acquired in the fall of 1998. Repairs and maintenance increased by $26,000 due to increased building and ground maintenance, maintenance agreement costs on ATM equipment and winter weather. A refund of rental cost and an adjustment of utility costs realized at the end of the first lease term of the North Canton lending office reduced fiscal 1999 occupancy costs by a net amount of $9,000.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended September 30, 1999 and 1998 (continued)

General, Administrative and Other Expense (continued)

Ohio franchise taxes were $201,000 for the year ended September 30, 1999, a decrease of $29,000, or 12.6%, from fiscal 1998. The reduction was due primarily to a decrease in tax rates from year to year. Data processing totaled $119,000 for fiscal 1999, an increase of $38,000, or 46.9%, over fiscal 1998, principally due to ATM operations and year 2000 compliance testing. Advertising totaled $41,000 for fiscal 1999, an increase of $8,000, or 24.2%, over fiscal 1998, principally due to increased local newspaper advertising. Other operating expense totaled $328,000 for fiscal 1999, an increase of $6,000, or 1.9%, over fiscal 1998, principally due to year 2000 compliance costs.

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

                                                                             Year ended September 30,
                                                                       2000                                 1999
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/    Yield/
                                                           balance       paid     rate           balance       paid    rate
                                                                             (Dollars in thousands)
Interest-earning assets:
  Interest-bearing deposits                                $ 1,812     $  111     6.13%          $ 2,246     $  108     4.81%
  Investment securities                                      2,753        145     5.27             3,841        164     4.27
  Mortgage-backed and related securities                    10,103        697     6.90            11,916        748     6.28
  Loans receivable (1)                                      79,369      6,002     7.56            69,039      5,239     7.59
                                                            ------      -----     ----            ------      -----     ----
         Total interest-earning assets                      94,037      6,955     7.40            87,042      6,259     7.19

Non-interest-earning assets
  Cash and amounts due from depository institutions            527                                   264
  Premises and equipment, net                                1,373                                 1,442
  Other non-earning assets                                     645                                   522
                                                            ------                                ------

         Total assets                                      $96,582                               $89,270
                                                            ======                                ======

Interest-bearing liabilities:
  NOW accounts                                             $ 2,418         26     1.08           $ 1,942         24     1.24
  Money market accounts                                      2,550         64     2.51             2,624         58     2.21
  Passbook savings accounts                                 11,001        222     2.02            10,778        216     2.00
  Certificates of deposit                                   53,017      3,011     5.68            51,311      2,865     5.58
  Borrowings                                                15,950        997     6.26             6,917        342     4.94
                                                            ------      -----     ----            ------      -----     ----

         Total interest-bearing liabilities                 84,936      4,320     5.09            73,572      3,505     4.76
                                                                        -----     ----                        -----     ----
Non-interest-bearing liabilities                             1,039                                 1,325
                                                            ------                                ------
         Total liabilities                                  85,975                                74,897

Shareholders' equity                                        10,607                                14,373
                                                            ------                                ------

         Total liabilities and shareholders' equity        $96,582                               $89,270
                                                            ======                                ======

Net interest income; interest rate spread                              $2,635     2.31%                      $2,754    2.43%
                                                                        =====     ====                        =====    ====


Net interest margin (net interest income as a percent
  of average interest-earning assets)                                             2.80%                                3.16%
                                                                                  ====                                 ====

Average interest-earning assets to average interest-
  bearing liabilities                                                           110.72%                              118.31%
                                                                                ======                               ======


                                                                  Year ended September 30,
                                                                          1998
                                                              Average   Interest
                                                          outstanding    earned/     Yield/
                                                              balance       paid     rate
                                                                 (Dollars in thousands)
Interest-earning assets:
  Interest-bearing deposits                                   $ 3,443    $   199         5.78%
  Investment securities                                         4,850        222         4.58
  Mortgage-backed and related securities                       12,413        870         7.01
  Loans receivable (1)                                         60,876      4,814         7.91
                                                               ------      -----         ----
         Total interest-earning assets                         81,582      6,105         7.48

Non-interest-earning assets
  Cash and amounts due from depository institutions               273
  Premises and equipment, net                                   1,403
  Other non-earning assets                                        401
                                                               ------

         Total assets                                         $83,659
                                                               ======

Interest-bearing liabilities:
  NOW accounts                                                $ 1,698         22         1.30
  Money market accounts                                         2,590         62         2.39
  Passbook savings accounts                                    10,799        217         2.01
  Certificates of deposit                                      50,013      2,918         5.83
  Borrowings                                                    1,814         96         5.29
                                                               ------      -----         ----

         Total interest-bearing liabilities                    66,914      3,315         4.95
                                                                           -----         ----
Non-interest-bearing liabilities                                1,432
                                                               ------
         Total liabilities                                     68,346

Shareholders' equity                                           15,313
                                                               ------

         Total liabilities and shareholders' equity           $83,659
                                                               ======

Net interest income; interest rate spread                                 $2,790         2.53%
                                                                           =====         ====


Net interest margin (net interest income as a percent
  of average interest-earning assets)                                                    3.42%
                                                                                         ====

Average interest-earning assets to average interest-
  bearing liabilities                                                                  121.92%
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

                                                                           Year ended September 30,
                                                             2000 vs. 1999                          1999 vs. 1998
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest income attributable to:
  Interest-bearing deposits                            $(26)      $ 29      $   3            $(58)     $ (33)     $ (91)
  Investment securities                                 (57)        38        (19)            (43)       (15)       (58)
  Mortgage-backed and related securities               (125)        74        (51)            (32)       (90)      (122)
  Loans receivable                                      781        (18)       763             619       (194)       425
                                                        ---        ---       ----             ---       ----        ---
     Total interest income                              573        123        696             486       (332)       154

Interest expense attributable to:
  NOW accounts                                            5         (3)         2               3         (1)         2
  Money market accounts                                  (1)         8          7               1         (5)        (4)
  Passbook savings accounts                               4          2          6              -          (1)        (1)
  Certificates of deposit                                97         48        145              73       (126)       (53)
  Borrowings                                            565         90        655             252         (6)       246
                                                        ---        ---       ----             ---       ----        ---
     Total interest expense                             670        145        815             329       (139)       190
                                                        ---        ---       ----             ---       ----        ---

Increase (decrease) in net interest income             $(97)      $(22)     $(119)           $157      $(193)      $(36)
                                                        ===        ===       ====             ===       ====        ===


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

At September 30, 2000, 2% of the present value of Peoples Federal's assets was approximately $2.0 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $4.8 million at September 30, 2000, Peoples Federal would have been required to deduct approximately $1.4 million (50% of the approximate $2.8 million difference) from its capital in determining whether Peoples Federal met its risk-based capital requirement. Regardless of such reduction, however, Peoples Federal's risk-based capital at September 30, 2000, would still have exceeded the regulatory requirement by $3.5 million.

Presented below, as of September 30, 2000 and 1999, is an analysis of Peoples Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Peoples Federal as the minimum NPV ratio that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Peoples Federal's strong capital position and reflect the institution's objective of moderate interest rate risk exposure. The declaration of the $3.00 special dividend in September 30, 1999, caused Peoples Federal to fall short of the Board's preexisting NPV limit. Management has developed a strategic plan which includes strategies to originate adjustable-rate mortgage ("ARM") loans and to originate fixed-rate loans for sale in the secondary market. The plan's goal is to increase the NPV ratio to the Board of Directors limit by June 2003.

As illustrated in the table, Peoples Federal's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. At September 30, 2000, fixed-rate loans constituted approximately 83.8% of Peoples Federal's loan portfolio. In addition, because Peoples Federal has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. As a result, in a rising interest rate environment, the amount of interest Peoples Federal would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Peoples Federal would pay on its deposits would increase rapidly because Peoples Federal's deposits generally have shorter periods of repricing. Assumptions in calculating the amounts in this table are OTS assumptions.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)



                                                          September 30, 2000              September 30, 1999
                               Board limit
Change in interest rate        minimum                $ Change            NPV          $ Change          NPV
    (Basis Points)             NPV ratio %              in NPV           ratio %         in NPV        ratio %
                                                                       (Dollars in thousands)
          +300                     6.0%               $(7,300)           2.9%          $(7,743)         1.8%
          +200                     7.0                 (4,832)           5.4            (5,098)         4.9
          +100                     8.0                 (2,341)           7.7            (2,440)         7.7
            -                      9.0                    -              9.8                -          10.1
          -100                    10.0                  1,822           11.4             1,913         11.8
          -200                    11.0                  2,766           12.1             3,489         13.2
          -300                    12.0                  3,384           12.6             5,095         14.6

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

Liquidity and Capital Resources

Peoples Federal's principal sources of funds are deposits, borrowings from the FHLB, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. Peoples Federal maintains investments in liquid assets based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) the yield available on short-term liquid assets and (4) the objectives of the asset/liability management program.

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

OTS regulations at September 30, 2000, required Peoples Federal to maintain an average daily balance of cash, investments in United States Treasury and agency securities and other investments having maturities of five years or less in an amount not less than 4% of the sum of Peoples Federal's average daily balance of net withdrawable deposit accounts and advances from the FHLB. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Peoples Federal may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 2000, Peoples Federal's regulatory liquidity ratio was 12.3%. At such date, Peoples Federal had commitments to originate loans totaling $1.9 million and, in addition, had undisbursed loans in process of $5.3 million. At September 30, 2000, Peoples Federal had no commitments to purchase or sell loans. At September 30, 2000, Peoples Federal also had commitments for capital expenditures for equipment totaling approximately $50,000. Peoples Federal considers its liquidity and capital sufficient to meet its outstanding short- and long-term needs.

PFC's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by PFC's operating, investing and financing activities. These activities are summarized below for the years ended September 30, 2000, 1999 and 1998:

                                                                   Year ended September 30,
                                                          2000              1999             1998
                                                                      (In thousands)
Net earnings                                            $  585            $  754           $  918

Adjustments to reconcile net earnings to
  net cash from operating activities                       (85)             (718)             511
                                                         -----             -----            -----

Net cash from operating activities                         500                36            1,429

Net cash from investing activities                      (9,184)           (5,741)          (3,239)

Net cash from financing activities                       7,692             5,904             (552)
                                                         -----             -----           ------

Net change in cash and cash equivalents                   (992)              199           (2,362)

Cash and cash equivalents at
  beginning of year                                      2,620             2,421            4,783
                                                         -----             -----            -----

Cash and cash equivalents at end
  of year                                               $1,628            $2,620           $2,421
                                                         =====             =====            =====

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

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as adjusted core capital plus certain additional items of capital, which in the case of Peoples Federal includes a general loan loss allowance of $235,000 at September 30, 2000.

Peoples Federal exceeded all of its regulatory capital requirements at September 30, 2000. The following table summarizes Peoples Federal's regulatory capital requirements and regulatory capital at September 30, 2000:

                                                                                Excess of
                                                                           regulatory capital
                                                                              over current           Applicable
                        Regulatory capital        Current requirement          requirement                asset
                        Amount      Percent       Amount      Percent       Amount       Percent          total
                                                        (Dollars in thousands)
Tangible capital        $9,000         9.0%       $1,503         1.5%       $7,497         7.5%        $100,224

Core capital            $9,000         9.0%       $4,009         4.0%       $4,991         5.0%        $100,224

Risk-based capital      $9,464        16.7%       $4,529         8.0%       $4,935         8.7%        $ 56,612

                          Peoples Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effect of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

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

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. Management adopted SFAS No. 133 effective October 1, 2000, as required, without material impact on the Corporation's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is not expected to have a material effect on the Corporation's financial position or results of operations.


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


Potential Impact of Current Legislation on Future Results of Operations (continued)

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Peoples Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Peoples Financial Corporation as of September 30, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Financial Corporation as of September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2000, in conformity with generally accepted accounting principles.



/s/GRANT THORNTON LLP


Cincinnati, Ohio
December 5, 2000

                          Peoples Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                       (In thousands, except share data)


         ASSETS                                                                                2000                1999
Cash and due from banks                                                                    $    437             $   157
Interest-bearing deposits in other financial institutions                                     1,191               2,463
                                                                                            -------              ------
         Cash and cash equivalents                                                            1,628               2,620

Investment securities designated as available
  for sale - at market                                                                          518               1,150
Investment securities held to maturity - at cost, approximate market value
  of $984 and $2,000 as of September 30, 2000 and 1999                                          946               1,956
Mortgage-backed securities designated as available for
  sale - at market                                                                            6,847               7,394
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $2,559 and $3,288
  as of September 30, 2000 and 1999                                                           2,521               3,218
Loans receivable - net                                                                       84,834              73,084
Office premises and equipment - at depreciated cost                                           1,588               1,389
Stock in Federal Home Loan Bank - at cost                                                       993                 924
Accrued interest receivable                                                                     350                 311
Prepaid federal income taxes                                                                     -                  230
Prepaid expenses and other assets                                                               213                 161
                                                                                            -------              ------

         Total assets                                                                      $100,438             $92,437
                                                                                            =======              ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                   $ 70,758             $66,276
Advances from the Federal Home Loan Bank                                                     18,650              11,000
Other liabilities                                                                               290                 285
Accrued federal income taxes                                                                    116                  -
Deferred federal income taxes                                                                   309                 675
                                                                                            -------              ------
         Total liabilities                                                                   90,123              78,236

Commitments                                                                                      -                   -

Shareholders' equity
  Preferred stock - authorized 1,000,000 shares without par
    value; no shares issued                                                                      -                   -
  Common stock - authorized 6,000,000 shares without par or
    stated value; 1,491,012 shares issued                                                        -                   -
  Additional paid-in capital                                                                  7,360               7,360
  Retained earnings - restricted                                                              6,020               9,874
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                                313                 729
  Shares acquired by stock benefit plans                                                         -                 (625)
  Less 256,927 and 225,904 treasury shares, at cost                                          (3,378)             (3,137)
                                                                                            -------              ------
         Total shareholders' equity                                                          10,315              14,201
                                                                                            -------              ------

         Total liabilities and shareholders' equity                                        $100,438             $92,437
                                                                                            =======              ======


The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)

                                                                                      2000            1999         1998
Interest income
  Loans                                                                             $6,002          $5,239       $4,814
  Mortgage-backed securities                                                           697             748          870
  Investment securities                                                                145             164          222
  Interest-bearing deposits and other                                                  111             108          199
                                                                                     -----           -----        -----

         Total interest income                                                       6,955           6,259        6,105

Interest expense
  Deposits                                                                           3,323           3,163        3,219
  Borrowings                                                                           997             342           96
                                                                                     -----           -----        -----
         Total interest expense                                                      4,320           3,505        3,315
                                                                                     -----           -----        -----

         Net interest income                                                         2,635           2,754        2,790

Provision for losses on loans                                                           12              12           42
                                                                                     -----           -----        -----

         Net interest income after
           provision for losses on loans                                             2,623           2,742        2,748

Other income
  Gain on sale of investment and mortgage-backed
    securities designated as available for sale                                        603             518          683
  Other operating                                                                       64              51           29
                                                                                     -----           -----        -----
         Total other income                                                            667             569          712

General, administrative and other expense
  Employee compensation and benefits                                                 1,361           1,206        1,161
  Occupancy and equipment                                                              269             262          222
  Franchise taxes                                                                      173             201          230
  Federal deposit insurance premiums                                                    21              40           40
  Data processing                                                                      122             119           81
  Advertising                                                                           66              41           33
  Other operating                                                                      409             328          322
                                                                                     -----           -----        -----
         Total general, administrative
           and other expense                                                         2,421           2,197        2,089
                                                                                     -----           -----        -----

         Earnings before income taxes                                                  869           1,114        1,371

Federal income taxes
  Current                                                                              435             381          455
  Deferred                                                                            (151)            (21)          (2)
                                                                                     -----           -----        -----
         Total federal income taxes                                                    284             360          453
                                                                                     -----           -----        -----

         NET EARNINGS                                                               $  585          $  754       $  918
                                                                                     =====           =====        =====

         EARNINGS PER SHARE
           Basic                                                                      $.47            $.60         $.68
                                                                                       ===             ===          ===

           Diluted                                                                    $.47            $.60         $.67
                                                                                       ===             ===          ===

The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)

                                                                                2000             1999              1998
Net earnings                                                                    $585             $754            $  918

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of tax (credits) of $(9), $(12) and $239
    for the years ended September 30, 2000, 1999 and 1998                        (18)             (24)              463
  Reclassification adjustment for realized gains included
    in earnings, net of tax of $205, $176 and $232 for the
    years ended September 30, 2000, 1999 and 1998                               (398)            (342)             (451)
                                                                                 ---              ---             -----

Comprehensive income                                                            $169             $388            $  930
                                                                                 ===              ===             =====

Accumulated comprehensive income                                                $313             $729            $1,095
                                                                                 ===              ===             =====





























The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the years ended September 30, 2000, 1999 and 1998
                        (In thousands, except share data)
                                                                                         Unrealized
                                                                                           gains on    Shares
                                                                                         securities  acquired
                                                                 Additional              designated  by stock  Treasury
                                                          Common    paid-in  Retained  as available   benefit   shares,
                                                           stock    capital  earnings      for sale     plans   at cost     Total
Balance at October 1, 1997                                   $-      $7,165     $9,779       $1,083   $(1,416)  $(1,285)  $15,326

Issuance of shares under stock option plan                    -         (25)        -            -         -        101        76
Purchase of treasury shares                                   -          -          -            -         -       (995)     (995)
Amortization expense of stock benefit plans                   -         147         -            -        319        -        466
Dividends of $.55 per share                                   -          -        (770)          -         -         -       (770)
Net earnings for the year ended September 30, 1998            -          -         918           -         -         -        918
Unrealized gains on securities designated as available
  for sale, net of related tax effects                        -          -          -            12        -         -         12
                                                              --      -----      -----        -----    ------    ------    ------

Balance at September 30, 1998                                 -       7,287      9,927        1,095    (1,097)   (2,179)   15,033

Purchase of treasury shares                                   -          -          -            -         -       (768)     (768)
Transfer of shares to treasury upon stock benefit plan
  termination                                                 -          -          -            -        190      (190)       -
Amortization expense of stock benefit plans                   -          73         -            -        282        -        355
Dividends of $.62 per share                                   -          -        (807)          -         -         -       (807)
Net earnings for the year ended September 30, 1999            -          -         754           -         -         -        754
Decrease in unrealized gains on securities designated as
  available for sale, net of related tax effects              -          -          -          (366)       -         -       (366)
                                                              --      -----      -----        -----    ------    ------    ------


Balance at September 30, 1999                                 -       7,360      9,874          729      (625)   (3,137)   14,201

Transfer of shares to treasury upon stock benefit plan
  termination                                                 -          -          -            -        478      (241)      237
Amortization expense of stock benefit plans                   -          -          -            -        147        -        147
Dividends of $3.515 per share                                 -          -      (4,439)          -         -         -     (4,439)
Net earnings for the year ended September 30, 2000            -          -         585           -         -         -        585
Decrease in unrealized gains on securities designated as
  available for sale, net of related tax effects              -          -          -          (416)       -         -       (416)
                                                              --      -----      -----        -----    ------    ------    ------


Balance at September 30, 2000                                $-      $7,360     $6,020       $  313   $    -    $(3,378)  $10,315
                                                              ==      =====      =====        =====    ======    ======    ======



The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)


                                                                                    2000            1999           1998
Cash flows from operating activities:
  Net earnings for the year                                                      $   585         $   754        $   918
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investments and mortgage-backed securities - net                                10              30             20
    Gain on sale of investment and mortgage-backed
      securities designated as available for sale                                   (603)           (518)          (683)
    Amortization of deferred loan origination fees                                   (55)            (27)           (32)
    Depreciation and amortization                                                    117             120             98
    Provision for losses on loans                                                     12              12             42
    Amortization expense of stock benefit plans                                      384             355            466
    Recovery of loss on investments                                                   10               5              9
    Federal Home Loan Bank stock dividends                                           (68)            (62)           (60)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                    (40)            (13)            18
      Prepaid expenses and other assets                                              (52)            (74)           392
      Other liabilities                                                              (56)              3            (91)
      Accrued interest payable                                                        61              31             15
      Federal income taxes
        Current                                                                      346            (559)           319
        Deferred                                                                    (151)            (21)            (2)
                                                                                  ------          ------         ------
         Net cash provided by operating activities                                   500              36          1,429

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available
    for sale                                                                          -               -            (999)
  Proceeds from sale of investment securities designated
    as available for sale                                                            616             527          2,211
  Purchase of investment securities designated as
    held to maturity                                                                  -           (1,000)            -
  Principal repayments and  maturities of investment securities                    1,012           1,012          1,153
  Purchase of mortgage-backed securities designated
    as available for sale                                                         (1,026)         (2,258)        (4,085)
  Proceeds from sale of mortgage-backed securities
    designated as available for sale                                                  -               -           1,998
  Principal repayments on mortgage-backed securities                               2,246           4,749          4,348
  Loan principal repayments                                                       16,984          21,389         22,834
  Loan disbursements                                                             (28,700)        (30,123)       (30,552)
  Purchase of Federal Home Loan Bank stock                                            (1)             -              -
  Purchase of office premises and equipment                                         (315)            (37)          (147)
                                                                                  ------          ------         ------
         Net cash used in investing activities                                    (9,184)         (5,741)        (3,239)
                                                                                  ------          ------         ------

         Net cash used in operating and investing
           activities (balance carried forward)                                   (8,684)         (5,705)        (1,810)
                                                                                  ------          ------         ------

                          Peoples Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)


                                                                                    2000            1999           1998
         Net cash used in operating and investing
           activities (balance brought forward)                                  $(8,684)        $(5,705)       $(1,810)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                 4,481             479            137
  Repayment of note payable                                                           -               -          (3,000)
  Proceeds from Federal Home Loan Bank advances                                   52,900          18,000          4,000
  Repayment of Federal Home Loan Bank advances                                   (45,250)        (11,000)            -
  Purchase of treasury shares                                                         -             (768)          (995)
  Dividends paid on common stock                                                  (4,439)           (807)          (770)
  Proceeds from exercise of stock options                                             -               -              76
                                                                                  ------          ------         ------
         Net cash provided by (used in) financing activities                       7,692           5,904           (552)
                                                                                  ------          ------         ------

Net increase (decrease) in cash and cash equivalents                                (992)            199         (2,362)

Cash and cash equivalents at beginning of year                                     2,620           2,421          4,783
                                                                                  ------          ------         ------

Cash and cash equivalents at end of year                                         $ 1,628         $ 2,620        $ 2,421
                                                                                  ======          ======         ======

Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                         $    95         $   929        $   135
                                                                                  ======          ======         ======

    Interest on deposits and borrowings                                          $ 4,259         $ 3,474        $ 3,304
                                                                                  ======          ======         ======

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                               $  (416)        $  (366)       $    12
                                                                                  ======          ======         ======
















The accompanying notes are an integral part of these statements.

                          Peoples Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 2000, 1999 and 1998


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

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and the Association, and its wholly-owned subsidiary, Massillon Community Service Corporation ("Massillon") . At September 30, 2000 and 1999, Massillon had no assets and was inactive. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. The Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale totaling approximately $313,000 and $729,000 at September 30, 2000 and 1999, respectively.

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


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

                        September 30, 2000, 1999 and 1998


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

    At September 30, 2000 and 1999, the Association had no loans that would be defined as impaired under SFAS No. 114.

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

                        September 30, 2000, 1999 and 1998


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

    9.  Benefit Plans

    The Corporation had an Employee Stock Ownership Plan ("ESOP"), which provided retirement benefits for substantially all employees who had completed one year of service and had attained the age of 21. The Corporation accounted for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. During fiscal 1999, the Association's Board of Directors adopted a resolution terminating the ESOP. Accordingly, the remaining 18,390 unallocated ESOP shares have been reflected as treasury shares following retirement of the outstanding ESOP loan. Expense recognized related to the ESOP totaled approximately $6,000, $218,000 and $215,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans (continued)

    The Association also provides retirement benefits through contributions to a discretionary 401(k) plan. Due to contributions made to the ESOP, the Association did not make matching contributions to the 401(k) plan during fiscal 1999 and 1998. The Association's expense for matching contributions amounted to $12,000 for fiscal 2000.

    The Corporation also had a Recognition and Retention Plan ("RRP"). Subsequent to the common stock offering the RRP purchased 59,640 shares of the Corporation's common stock in the open market. In March 2000, the Board adopted a resolution terminating the RRP. At that date, a total of 28,617 shares available under the RRP had been earned and distributed to officers and directors of the Corporation, leaving 20,884 shares unearned and 10,139 shares available for allocation. Accordingly, the remaining unearned and unallocated shares have been reflected as treasury shares. Provisions charged to expense for the RRP totaled $80,000 for the fiscal year ended September 30, 2000 and $147,000 for each of fiscal 1999 and 1998.

    In March 2000, a Deferred Compensation Plan was established to replace the RRP. Certain assets of the RRP Trust were returned to the Corporation, and expense provisions of $266,000 were recorded in fiscal 2000 to recognize total vested benefits to participants equal to the value of their unearned and forfeited RRP accounts.

    10.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period less shares in the ESOP that were unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to a reduction for 31,812 and 45,676 weighted-average unallocated shares held by the ESOP for fiscal 1999 and 1998, totaled 1,248,579, 1,265,566 and 1,354,032 for the fiscal years ended
    September 30, 2000, 1999 and 1998, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,248,579, 1,265,566 and 1,372,595 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 18,563 for the fiscal year ended September 30, 1998. Options to purchase 116,617, 131,422 and 3,000 shares of common stock with a respective weighted average exercise price of $12.39, $12.38 and $16.44, were outstanding at September 30, 2000, 1999 and 1998, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2000 and 1999:

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

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the interest rates currently offered for advances of similar remaining maturities or, when available, quoted market prices.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 2000 and 1999, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                                            2000                            1999
                                                                 Carrying         Fair            Carrying         Fair
                                                                    value        value               value        value
                                                                                      (In thousands)
    Financial assets
      Cash and cash equivalents                                   $ 1,628      $ 1,628             $ 2,620      $ 2,620
      Investment securities                                         1,464        1,502               3,106        3,150
      Mortgage-backed securities                                    9,368        9,406              10,612       10,682
      Loans receivable                                             84,834       82,232              73,084       71,731
      Federal Home Loan Bank stock                                    993          993                 924          924
                                                                   ------       ------              ------       ------

                                                                  $98,287      $95,761             $90,346      $89,107
                                                                   ======       ======              ======       ======

    Financial liabilities
      Deposits                                                    $70,758      $70,576             $66,276      $66,234
      Advances from the Federal Home Loan Bank                     18,650       18,655              11,000       10,999
                                                                   ------       ------              ------       ------

                                                                  $89,408      $89,231             $77,276      $77,233
                                                                   ======       ======              ======       ======

    13.  Advertising

    Advertising costs are expensed when incurred.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2000 consolidated financial statement presentation.

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investment securities at September 30, 2000 and 1999, are as follows:

                                                                           2000
                                                                 Gross            Gross         Estimated
                                              Amortized     unrealized       unrealized              fair
                                                   cost          gains           losses             value
                                                                       (In thousands)
    Held to maturity:
      Municipal obligations                        $946          $  40             $  2            $  984

    Available for sale:
      FHLMC stock                                     9            509               -                518
                                                    ---            ---              ---             -----

         Total investment securities               $955           $549             $  2            $1,502
                                                    ===            ===              ===             =====


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
                                                  =====          =====              ===             =====

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of investment securities at September 30, 2000, including those designated as available for sale, are shown below by term to maturity.

                                                                            Estimated
                                                          Amortized              fair
                                                               cost             value
                                                                    (In thousands)
    Due in one year or less                                    $ 87            $   87
    Due after one year through five years                       191               196
    Due after five through ten years                             36                35
    Due after ten years                                         632               666
                                                                ---             -----
                                                                946               984
    FHLMC stock                                                   9               518
                                                                ---             -----

                                                               $955            $1,502
                                                                ===             =====


    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at September 30, 2000 and 1999, are shown below:

                                                                                          2000
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                      (In thousands)
    Held to maturity:
      Government National Mortgage
        Association participation certificates                 $1,371             $ 12              $ -          $1,383
      Federal Home Loan Mortgage
        Corporation participation certificates                    649               11                -             660
      Federal National Mortgage Association
        participation certificates                                501               15                -             516
                                                                -----              ---               ---          -----
         Total mortgage-backed securities
           held to maturity                                     2,521               38                -           2,559

    Available for sale:
      Government National Mortgage
        Association participation certificates                  1,596               14                 5          1,605
      Federal Home Loan Mortgage
        Corporation participation certificates                  2,585                3                46          2,542
      Federal National Mortgage Association
        participation certificates                              1,006               -                 28            978
      Collateralized mortgage obligation -
        FHLMC REMIC                                                94                2                -              96
      Collateralized mortgage obligation -
        General Motors Acceptance Corporation                   1,032               28                -           1,060
      Guardian Savings and Loan participation
        certificates                                              571               -                  5            566
                                                                -----              ---               ---          -----
         Total mortgage-backed securities
           available for sale                                   6,884               47                84          6,847
                                                                -----              ---               ---          -----

         Total mortgage-backed securities                      $9,405             $ 85              $ 84         $9,406
                                                                =====              ===               ===          =====

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

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
                                                               ======              ===               ===         ======

    The amortized cost and estimated fair values of mortgage-backed securities at September 30, 2000, including those designated as available for sale, by contractual term to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                        Estimated
                                                 Amortized                   fair
                                                      cost                  value
                                                            (In thousands)
    Due after one through five years                $   85                 $   86
    Due after five through ten years                 1,700                  1,742
    Due after ten years                              7,620                  7,578
                                                     -----                  -----

                                                    $9,405                 $9,406
                                                     =====                  =====

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                                                           2000           1999
                                                                                              (In thousands)
    Residential real estate
      One- to four-family                                                               $74,801        $63,605
      Multi-family                                                                          313            392
      Construction                                                                       11,482         12,215
    Nonresidential real estate                                                            3,655          3,406
    Consumer and other loans                                                                217            223
                                                                                         ------         ------
                                                                                         90,468         79,841
    Less:
      Deferred loan origination fees                                                         61             16
      Undisbursed portion of loans in process                                             5,338          6,528
      Allowance for loan losses                                                             235            213
                                                                                         ------         ------

                                                                                        $84,834        $73,084
                                                                                         ======         ======

    The Association's lending efforts have historically focused on one- to four-family residential real estate loans, which comprise approximately $80.7 million, or 95%, of the total loan portfolio at September 30, 2000, and approximately $69.1 million, or 95% of the total loan portfolio, at September 30, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northeast Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Association's primary lending area are presently stable.

    In the ordinary course of business, the Association has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $288,000 and $290,000 at September 30, 2000 and 1999, respectively.

    From time to time, the Corporation has retained a director to perform legal services. Fees paid for such services totaled approximately $17,000 for the year ended September 30, 2000 and $16,000 in each of the fiscal years 1999 and 1998.

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                 2000           1999           1998
                                                        (In thousands)
    Balance at beginning of year                 $213           $196           $145
    Provision for losses on loans                  12             12             42
    Charge-offs                                    -              -              -
    Recoveries                                     10              5              9
                                                 ----            ---            ---

    Balance at end of year                       $235           $213           $196
                                                  ===            ===            ===

    As of September 30, 2000, the Association's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at September 30, 2000, 1999 and 1998, totaled $223,000, $114,000 and $115,000, respectively. There was no material loss of interest income on nonperforming loans for the years ended September 30, 2000, 1999 and 1998.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 is comprised of the following:

                                                                 2000           1999
                                                                    (In thousands)
    Land                                                       $  355         $  355
    Building and improvements                                   1,480          1,216
    Furniture and equipment                                     1,050          1,028
                                                                -----          -----
                                                                2,885          2,599
      Less accumulated depreciation and
        amortization                                            1,297          1,210
                                                                -----          -----

                                                               $1,588         $1,389
                                                                =====          =====

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-
    average interest rate                                              2000                             1999
                                                               Amount          %                  Amount         %
                                                                              (Dollars in thousands)
    NOW accounts
      2000 - 0.48%                                            $ 2,865         4.1%
      1999 - 1.29%                                                                               $ 2,064         3.1%
    Passbook
      2000 - 2.00%                                             10,189        14.4
      1999 - 2.00%                                                                                10,869        16.4
    Money market demand accounts
      2000 - 3.98%                                              3,072         4.3
      1999 - 2.19%                                                                                 2,603         3.9
                                                               ------      ------                 ------       -----
    Total demand, transaction and
      passbook deposits                                        16,126        22.8                 15,536        23.4

    Certificates of deposit
      Original maturities of:
        Up to 12 months
          2000 - 5.94%                                         11,010        15.5
          1999 - 4.69%                                                                            11,085        16.8
        Over 12 months to 61 months
          2000 - 6.15%                                         43,569        61.6
          1999 - 5.67%                                                                            39,567        59.7
      Individual retirement accounts
        2000 - 1.50%                                               53          .1
        1999 - 1.50%                                                                                  88          .1
                                                               ------      ------                 ------       -----

    Total certificates of deposit                              54,632        77.2                 50,740        76.6
                                                               ------      ------                 ------       -----

    Total deposit accounts                                    $70,758       100.0%               $66,276       100.0%
                                                               ======       =====                 ======       =====

    At September 30, 2000 and 1999, the Association had deposit accounts with balances of $100,000 or more totaling $7.8 million and $5.4 million, respectively.

    Interest expense on deposits is summarized as follows for the years ended September 30:

                                                       2000            1999           1998
                                                                 (In thousands)
    NOW accounts                                     $   26          $   24         $   22
    Passbook                                            222             216            217
    Money market demand accounts                         65              58             62
    Certificates of deposit                           3,010           2,865          2,918
                                                      -----           -----          -----

                                                     $3,323          $3,163         $3,219
                                                      =====           =====          =====

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                    2000                1999
                                                         (In thousands)
    Up to one year                               $28,770             $28,674
    Over one year to two years                    15,192              12,562
    Over two years to three years                  6,383               5,144
    Over three years to four years                 3,861               3,750
    Over four years to five years                    423                 593
    Over five years                                    3                  17
                                                  ------              ------

                                                 $54,632             $50,740
                                                  ======              ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 2000 and 1999, by pledges of certain residential mortgage loans totaling $23.3 million and $16.5 million, respectively, and the Association's investment in Federal Home Loan Bank stock, are summarized as follows:

                                         Maturing fiscal
    Interest rate                         year ending in          2000                 1999
                                                                       (In thousands)
    5.39% - 5.57%                              2000            $    -               $11,000
    6.76% - 7.00%                              2001             18,650                   -
                                                                ------               ------

                                                               $18,650              $11,000
                                                                ======               ======

    Weighted-average interest rate
      at September 30                                             6.92%                5.45%
                                                                  ====                 ====

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                             2000           1999           1998
                                                                      (In thousands)
    Federal income taxes at statutory rate                   $295           $379           $466
    Increase (decrease) in taxes resulting from:
      Interest on municipal obligations                       (17)           (17)           (12)
      Other                                                     6             (2)            (1)
                                                              ---            ---            ---
    Federal income taxes per consolidated
      financial statements                                   $284           $360           $453
                                                              ===            ===            ===

    Effective tax rate                                       32.7%          32.3%          33.0%
                                                             ====           ====           ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                                    2000         1999
    differences at statutory rate:                                              (In thousands)
    Deferred tax assets:
      Net deferred loan origination costs                                     $  85        $  81
      General loan loss allowance                                                80           72
      Employee benefit plan expense                                             135           73
      Other                                                                       9           -
                                                                               ----         ----
         Deferred tax assets                                                    309          226

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                   (238)        (215)
      Difference between book and tax depreciation                             (121)        (121)
      Percentage of earnings bad debt deduction                                (100)        (189)
      Unrealized gains on securities designated as available for sale          (159)        (374)
      Other                                                                      -            (2)
                                                                               ----         ----
         Deferred tax liabilities                                              (618)        (901)
                                                                               ----         ----

         Net deferred tax liability                                           $(309)       $(675)
                                                                               ====         ====

    The Association was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that previously qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 2000, include approximately $2.3 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $630,000 at September 30, 2000. The Association is required to recapture as taxable income approximately $560,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its reserve in the future. The Association has provided deferred taxes for this amount and began to amortize the recapture of its bad debt reserve into taxable income over a six year period in fiscal 1999.

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE I - LOAN COMMITMENTS

    The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association's involvement in such financial instruments.

    The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At September 30, 2000, the Association had outstanding commitments of approximately $1.9 million to originate loans. Additionally, the Association had undisbursed loans in process of $5.3 million at September 30, 2000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 2000, and will be funded from normal cash flow from operations.


NOTE J - LEASE COMMITMENTS

     The Association conducts a portion of its operations in leased facilities under noncancelable operating leases expiring at various dates through 2005.

     The minimum rental commitments, excluding sublease income, under operating leases are as follows:

    Year ended December 31,
             2001                                                 $  44,500
             2002                                                    37,100
             2003                                                    31,800
             2004                                                    31,800
             2005                                                    23,900
                                                                   --------

             Total minimum payments required                       $169,100
                                                                    =======

    Rental expense for all operating leases for the years ending December 31, 2000 and 1998 totaled approximately $19,000, and $12,000, respectively. There was no rental expense for the year ended December 31, 1999.

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


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

    Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk.

    The risk-based capital requirement provides for the maintenance of adjusted core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    During the calendar year, the Association was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Association must maintain minimum capital ratios as set forth in the following table.

    As of September 30, 2000 and 1999, management believes that the Association met all capital adequacy requirements to which it was subject.

                                                                As of September 30, 2000
                                                                                                    Required
                                                                                                 to be "well-
                                                                      Required                capitalized" under
                                                                     for capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                     $9,000      9.0%        =>$1,503    =>1.5%          =>$5,011     => 5.0%

    Core capital                         $9,000      9.0%        =>$4,009    =>4.0%          =>$6,013     => 6.0%

    Risk-based capital                   $9,464     16.7%        =>$4,529    =>8.0%          =>$5,661     =>10.0%


                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE K - REGULATORY CAPITAL (continued)

                                                                As of September 30, 1999
                                                                                                   Required
                                                                                                 to be "well-
                                                                      Required                capitalized" under
                                                                     for capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                     $8,160      8.9%        =>$1,370    =>1.5%          =>$4,568     => 5.0%

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

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of Peoples Financial Corporation as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended September 30, 2000, 1999 and 1998.

                          Peoples Financial Corporation

                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

         ASSETS                                                                                  2000              1999
    Cash and due from banks                                                                   $   467           $ 1,145
    Interest-bearing deposits in other financial institutions                                       4                13
    Investment in Peoples Federal Savings and Loan Association
      of Massillon                                                                              9,124             8,889
    Prepaid expenses and other assets                                                             119                66
    Accounts receivable from Peoples Federal Savings and Loan
      Association of Massillon                                                                    614             4,097
                                                                                               ------            ------

         Total assets                                                                         $10,328           $14,210
                                                                                               ======            ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                                                    $    13           $     9

    Shareholders' equity
      Additional paid-in capital                                                                7,360             7,360
      Retained earnings                                                                         6,020             9,874
      Unrealized gains on securities designated as available
        for sale, net of related tax effects                                                      313               729
      Shares acquired by stock benefit plans                                                       -               (625)
      Treasury shares                                                                          (3,378)           (3,137)
                                                                                               ------            ------
         Total shareholders' equity                                                            10,315            14,201
                                                                                               ------            ------

         Total liabilities and shareholders' equity                                           $10,328           $14,210
                                                                                               ======            ======

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION (continued)

                          Peoples Financial Corporation

                             STATEMENTS OF EARNINGS
                            Year ended September 30,
                                 (In thousands)

                                                              2000               1999              1998
    Revenue
      Interest income                                         $ 17               $ 46            $   54
      Equity in earnings of subsidiary                         650                805               997
                                                               ---                ---             -----
         Total revenue                                         667                851             1,051

    Interest expense                                            -                  -                 19

    General and administrative expenses                        115                123               154
                                                               ---                ---             -----

         Earnings before income tax credits                    552                728               878

    Federal income tax credits                                 (33)               (26)              (40)
                                                               ---                ---             -----

         NET EARNINGS                                         $585               $754            $  918
                                                               ===                ===             =====

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PEOPLES FINANCIAL CORPORATION (continued)

                          Peoples Financial Corporation

                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)

                                                                                    2000            1999           1998
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                   $  585          $  754         $  918
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                           (650)           (805)          (997)
        Amortization of expense related to stock benefit plans                       384             147            147
        Increases (decreases) in cash due to changes in:
          Other assets                                                               (53)              4            330
          Other liabilities                                                            4             (16)           (65)
                                                                                   -----           -----          -----
         Net cash provided by operating activities                                   270              84            333

    Cash flows provided by (used in) investing activities:
      Dividends received from subsidiary                                           3,482           2,108          4,090
      Repayments on ESOP loan                                                         -              336            161
                                                                                   -----           -----          -----
         Net cash provided by investing activities                                 3,482           2,444          4,251

    Cash flows provided by (used in) financing activities:
      Repayment of note payable                                                       -               -          (3,000)
      Dividends on common stock                                                   (4,439)           (807)          (770)
      Purchase of treasury stock                                                      -             (768)          (995)
      Proceeds from exercise of stock options                                         -               -              76
                                                                                   -----           -----          -----
         Net cash used in financing activities                                    (4,439)         (1,575)        (4,689)
                                                                                   -----           -----          -----

    Net increase (decrease) in cash and cash equivalents                            (687)            953           (105)

    Cash and cash equivalents at beginning of year                                 1,158             205            310
                                                                                   -----           -----          -----

    Cash and cash equivalents at end of year                                      $  471          $1,158         $  205
                                                                                   =====           =====          =====

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE M - STOCK OPTION PLAN

    During fiscal 1997, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 104,371 shares of authorized, but unissued, shares of common stock at the fair market value at the date of grant. The Corporation granted options to purchase 37,275 shares to members of the Board of Directors and 67,096 shares to certain employees at an exercise price of $16.00 per share. In order to give effect to a return of capital distribution paid in fiscal 1997, the number of shares granted under option and the exercise price were adjusted in fiscal 1998 to 134,427 and $12.41 per share, respectively.

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

                                                                            2000           1999           1998
    Net earnings (In thousands)             As reported                     $585           $754           $918
                                                                             ===            ===            ===

                                              Pro-forma                     $585           $752           $917
                                                                             ===            ===            ===

    Earnings per share
      Basic                                 As reported                     $.47           $.60           $.68
                                                                             ===            ===            ===

                                              Pro-forma                     $.47           $.59           $.68
                                                                             ===            ===            ===

      Diluted                               As reported                     $.47           $.60           $.67
                                                                             ===            ===            ===

                                              Pro-forma                     $.47           $.59           $.67
                                                                             ===            ===            ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 1999 and 1998; dividend yield of 1.7% and expected volatility of 12.0%; risk-free interest rate of 6.5% and expected life of ten years.

                          Peoples Financial Corporation

                        September 30, 2000, 1999 and 1998


NOTE M - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of September 30, 2000, 1999 and 1998, and changes during the years then ended, is presented below:

                                               2000                            1999                       1998
                                                   Weighted-                     Weighted-                  Weighted-
                                                     average                       average                    average
                                                    exercise                      exercise                   exercise
                                         Shares        price         Shares          price         Shares       price
    Outstanding at beginning of year    131,422      $12.38         131,262        $12.50         104,371      $16.00
    Adjustment for return of capital
      distribution                           -          -               -             -            30,056       (3.59)
    Granted                                  -          -             5,761          9.69           3,000       16.44
    Exercised                                -          -               -             -            (6,165)      12.41
    Forfeited                           (14,805)      12.41          (5,601)        12.41             -           -
                                        -------       -----         -------         -----         -------       -----

    Outstanding at end of year          116,617      $12.39         131,422        $12.38         131,262      $12.50
                                        =======       =====         =======         =====         =======       =====

    Options exercisable at year-end      70,252      $12.44          46,053        $12.46          20,716      $12.41
                                        =======       =====         =======         =====         =======       =====
    Weighted-average fair value of
      options granted during the year                   N/A                        $ 3.41                      $ 1.96
                                                        ===                         =====                       =====


    The following information applies to options outstanding at September 30, 2000:

    Number outstanding                                                  116,617
    Range of exercise prices                                     $9.94 - $16.44
    Weighted-average exercise price                                      $12.39
    Weighted-average remaining contractual life                       6.6 years